NOVAGOLD RESOURCES INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED NOVEMBER 30, 2008

February 23, 2009

NOVAGOLD RESOURCES INC.
(the “Company”)

ANNUAL INFORMATION FORM

ii

Preliminary Notes

Cautionary Statement Regarding Forward-Looking Information

This Annual Information Form for NovaGold Resources Inc. (“NovaGold” or “the Company”) contains statements of forward-looking information concerning the Company’s plans at the Donlin Creek project, the Galore Creek project and Nome operations (comprising Rock Creek, Big Hurrah and Nome Gold), estimated production, capital and operating cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of production at the Company’s mineral exploration and development properties;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  risks related to the Company’s ability to finance the development of its mineral properties;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  commodity price fluctuations;
  risks related to the Company’s current practice of not using hedging arrangements;
  currency fluctuations;
  risks related to governmental regulation, including environmental regulation;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  the Company’s need to attract and retain qualified management and technical personnel;
  mining and development risks, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  uncertainty related to unsettled aboriginal rights and title in British Columbia;
  uncertainty related to title to the Company’s mineral properties;
  the Company’s history of losses and expectation of future losses;
  risks related to the integration of new acquisitions into the Company’s existing operations;
  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, and the difficulty of predicting decisions of judges and juries;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties and related cost increases;
  increased competition in the mining industry; and
  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the

Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Information Form under the heading “Risk Factors” and elsewhere.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Annual Information Form have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and, if so, includes an explanation of the differences; and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning the Company’s Saddle mineralization adjacent to the Rock Creek property.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Glossary and Defined Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

aggregate

Any of several hard, inert materials, such as sand, gravel, slag or crushed stone, mixed with a cement or bituminous material to form concrete, mortar or plaster, or used alone, as in railroad ballast or graded fill.

alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.

arsenopyrite	The common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

alteration	Refers to the process of hydrothermal fluids (hot water) changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate and clay minerals).

breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CIM	Canadian Institute of Mining and Metallurgy.

contained ounces	Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

dike	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

g/t	Grams per metric tonne.

illite	A group of three-layer mica-like clays.

mafic	Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

masl	meters above sea level.

mineral resource, measured mineral resource, indicated mineral resource, inferred mineral resource

Under CIM standards, a mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with NI 43-101. They are not defined terms under U.S. standards and generally may not be used in documents filed with the SEC by U.S. companies. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates”.

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating parameters, including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred mineral resource: Under CIM standards, an inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated mineral resource: Under CIM standards, an indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured mineral resource: Under CIM standards, a measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve, proven mineral reserve, probable mineral reserve

Under CIM standards, a mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by a preliminary feasibility study or feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with NI 43-101. Mineral reserves, proven mineral reserves and probable mineral reserves presented under CIM standards may not conform with the definitions of “reserves”, “proven reserves” or “probable reserves” under U.S. standards. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates”.

Mineral reserves under CIM standards are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) (as defined in NI 43-101) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and governmental factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Under CIM standards, mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve has a lower level of confidence than a proven mineral reserve.

Proven mineral reserve: A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

Probable mineral reserve: A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

mineralization

An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes that the mineralization could be legally and economically produced or extracted at the time the reserve determination is made.

ore	Rock containing metallic or non-metallic materials that can be mined and processed at a profit.

patent	The ultimate stage of holding a mineral claim, after which no more assessment work is necessary; determines that all mineral rights, both surface and underground, have been earned.

placer	An alluvial deposit of sand and gravel, which may contain valuable metals.

pyrite	An iron sulfide mineral (FeS2 ), the most common naturally occurring sulfide mineral.

reverse circulation (“RC”)	A type of drilling using dual-walled drill pipe in which the material drilled, water and mud are circulated up the center pipe while air is blown down the outside pipe.

schist	A medium-to-course grained foliated metamorphic rock, the grains of which have a roughly parallel arrangement; generally developed by shearing.

sill	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.

stockwork	A three-dimensional network of closely spaced planar to irregular veinlets.

strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

sulfide	A compound of sulfur and some other metallic element.

tpd	Metric tonnes per day.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. The noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars on February 20, 2009 was C$1.2541 per US$1.00 and on November 30, 2008 was C$1.2372 per US$1.00.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in Canadian dollars per U.S. dollar, in effect at the end of the periods indicated; (ii) the average exchange rates on the last day of each month during such periods; and (iii) the high and low exchange rates during such periods, each based on the closing rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended November 30,
	2008	2007	2006

Rate at end of period	1.2370	1.0000	1.1422
Average rate based on last day each month	1.0660	1.0812	1.1302
High for period	0.9711	0.9066	1.0948
Low for period	1.2995	1.1878	1.1794

Metric Equivalents

The following table sets forth the factors for converting Imperial measurements into metric equivalents:

To convert from Imperial	To Metric	Multiply By

Acres	Hectares	0.404686
Feet	Meters	0.304800
Miles	Kilometers	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.28570

NOVAGOLD RESOURCES INC.
ANNUAL INFORMATION FORM
for its financial year ended November 30, 2008

ITEM 1 INCORPORATION

The Company was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, the Company changed its name to NovaCan Mining Resources (l985) Limited and on March 20, 1987, the Company changed its name to NovaGold Resources Inc. The Company is in good standing under the laws of the Province of Nova Scotia. The registered office of the Company is located at Purdy’s Wharf, Tower II, 1300 – 1969 Upper Water Street, Halifax, Nova Scotia, Canada, B3J 2V1. The Company’s principal office is located at Suite 2300, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

As at the end of its most recently completed financial year, the Company had the following material, direct and indirect, wholly-owned subsidiaries: Alaska Gold Company, NovaGold Resources Alaska, Inc., NovaGold (Bermuda) Alaska Limited and NovaGold Resources (Bermuda) Limited, and NovaGold Canada Inc. (formerly SpectrumGold Inc.).

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company’s material subsidiaries and related holding companies. All ownership is 100%.

All of the above companies are sometimes referred to collectively herein as the “Company” or “NovaGold”.

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

Description of the Business

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in Alaska and British Columbia. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, the Company has assembled a portfolio of gold and base metal properties. The Company is primarily focused on gold properties, some of which also have significant copper and silver resources. The Company’s portfolio of properties includes:

  Donlin Creek, a feasibility stage project located in Alaska (“Donlin Creek”) held by a limited liability company that is owned 50% by the Company and 50% by Barrick Gold U.S. Inc., a subsidiary of Barrick Gold Corporation (together “Barrick”), is one of the largest known undeveloped gold deposits in the world with measured and indicated resources of 31.7 million ounces of gold and additional inferred resources of 4.2 million ounces of gold.

  Rock Creek and Big Hurrah, located in Alaska (together, “Rock Creek”), have 0.5 million ounces of probable gold reserves with additional indicated resources of 0.3 million ounces of gold and inferred resources of 0.1 million ounces of gold. Construction on Rock Creek commenced in the summer of 2006. Commissioning start-up and systems testing began in September 2008 but the Company suspended those activities on November 24, 2008 as a result of unanticipated mechanical issues and higher than anticipated costs. The Company is evaluating the potential to recommence the start-up process at the Rock Creek project or possibly sell the property or an interest in the property to another company. The Company does not currently plan to recommence the start-up and commissioning process at the Rock Creek project in 2009.

  Galore Creek is a large copper-gold-silver project located in northwestern British Columbia (“Galore Creek”) held by a partnership in which NovaGold and Teck Cominco Limited (“Teck”) each have a 50% interest. The Galore Creek project is the subject of an October 2006 feasibility study; however, construction at the Galore Creek project was suspended in November 2007 while the Company and Teck reassess the project and evaluate alternative development strategies in light of information indicating increased capital costs and a longer construction schedule from those contemplated by the feasibility study. A revised resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources, including the Copper Canyon deposit of which NovaGold holds 60% (held in trust for the Galore Creek Partnership), of 3.6 billion pounds of copper, 3.8 million ounces of gold and 65 million ounces of silver.

In addition, NovaGold holds a portfolio of earlier stage exploration projects that have not advanced to the resource definition stage. The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska, earning $1-$3 million annually.

For the purposes of NI 43-101, NovaGold’s material properties are Donlin Creek, Rock Creek and Galore Creek.

Reserves

Property % Ownership	Resource Category	Tonnes Millions	In Situ Grade Au g/t	Ag g/t	Cu %	Total Contained Metal Moz Au	Moz Ag	Mlbs Cu	NovaGold Net Share Moz Au	Moz Ag	Moz AuEq	Mlbs Cu
Rock Creek 0.6 g/t Au Cutoff [1] 100% Ownership	Probable	7.8	1.30			0.32			0.32		0.32	
Big Hurrah 1.33 g/t Au Cutoff [1] 100% Ownership	Probable	1.2	4.82			0.19			0.19		0.19	
Total Probable Reserves		**9.0**	**1.76**			**0.51**			**0.51**		**0.51**	

Resources

Property % Ownership	Resource Category	Tonnes Millions	In Situ Grade Au g/t	Ag g/t	Cu %	Total Contained Metal Moz Au	Moz Ag	Mlbs Cu	NovaGold Net Share Moz Au	Moz Ag	Moz AuEq	Mlbs Cu
Donlin Creek [2][3] approximately 0.87 g/t Au Cutoff	Measured	6.2	2.87			0.58			0.29		0.29	
50% Ownership - 50% Owned by Barrick Gold Corporation	Indicated	387.6	2.49			31.09			15.55		15.55	
	Total M&I	**393.8**	**2.50**			**31.67**			**15.84**		**15.84**	
	Inferred	55.4	2.33			4.16			2.08		2.08	
Galore Creek [2][4] 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52	0.06	0.67	54.1	0.03	0.34	0.04	27.0
50% Ownership - 50% Owned By Teck Cominco Limited	Indicated	781.0	0.29	4.88	0.52	7.21	122.42	8,872.3	3.61	61.21	4.64	4,436.1
	Total M&I	**785.7**	**0.29**	**4.87**	**0.52**	**7.27**	**123.09**	**8,926.3**	**3.64**	**61.55**	**4.68**	**4,463.2**
	Inferred	357.7	0.18	3.69	0.36	2.06	42.49	2,858.3	1.03	21.24	1.39	1,429.1
Copper Canyon [2][5] 0.35% CuEq Cutoff	Inferred	164.8	0.54	7.15	0.35	2.86	37.91	1,160.0	1.72	22.75	2.10	696.0
60% Ownership - NovaGold interest held in trust for the Galore Creek Partnership	**Total Inferred**	**522.5**	**0.29**	**4.79**	**0.35**	**4.92**	**80.40**	**4,018.3**	**2.74**	**43.99**	**3.49**	**2,125.1**
Rock Creek [2] 0.6 g/t Au Cutoff	Measured											
100% Ownership	Indicated	4.6	1.16			0.17			0.17		0.17	
	Total M&I	**4.6**	**1.16**			**0.17**			**0.17**		**0.17**	
	Inferred	2.0	1.08			0.07			0.07		0.07	
Big Hurrah [2] 1.0 g/t Au Cutoff	Measured											
100% Ownership	Indicated	0.9	2.68			0.08			0.08		0.08	
	Total M&I	**0.9**	**2.68**			**0.08**			**0.08**		**0.08**	
	Inferred	0.2	2.97			0.02			0.02		0.02	
Saddle [6] 1.0 g/t Au Cutoff	Historical	3.6	2.23			0.26			0.26		0.26	
100% ownership	**Total Historical**	**3.6**	**2.23**			**0.26**			**0.26**		**0.26**	
		m3	g/m3									
Nome Gold [2][7] 0.20 g/m3 Au Cutoff	Measured	79.1	0.32			0.80			0.80		0.80	
100% Ownership	Indicated	83.8	0.28			0.76			0.76		0.76	
	Total M&I	**162.9**	**0.30**			**1.56**			**1.56**		**1.56**	
	Inferred	30.6	0.27			0.25			0.25		0.25	
Total Probable Reserves Contained Metal						**0.51**			**0.51**		**0.51**	
Total Measured & Indicated Contained Metal (Exclusive of Reserves)						**40.75**	**123.09**	**8,926.34**	**21.28**	**61.55**	**22.33**	**4,463.17**
Total Inferred Contained Metal						**9.42**	**80.40**	**4,018.28**	**5.17**	**43.99**	**5.91**	**2,125.14**
Total Historical Resource Contained Metal						**0.26**			**0.26**		**0.26**

Notes:

1.	These resource estimates have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System, unless otherwise noted.

2.	See numbered footnotes below on resource information. Resources shown in the right-hand columns are reported as net values to NovaGold after all project earn-ins.

3.	AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver / (US$650 Au / US$11 Ag).

Resource Footnotes:

(1)

The basis for the cut-off grade was an assumed gold price of US$500/oz. The reserve and resource estimates for Rock Creek and Big Hurrah are based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www. sedar.com.

(2)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Reserve and Resource Estimates”.

(3)

A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$750/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$1.80/t mined; process cost is calculated as the percent sulfur grade x US$2.65 + US$12.44; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 90%. The resource estimate for Donlin Creek was validated by Kevin Francis, a “Qualified Person” as defined in NI 43-101, and announced in a NovaGold press release dated June 10, 2008, a copy of which is available on SEDAR at www. sedar.com.

(4)

The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue / 2204.62 / US$1.55 / Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, - Au US$/oz = 650, - Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cut-off grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection. The resource estimate for Galore Creek is based on the technical report titled “Galore Creek Property NI 43-101 Technical Report” dated January 25, 2008, a copy of which is available on SEDAR at www.sedar.com.

(5)

The copper equivalent (CuEq) calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. CuEq calculations reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: copper recovery = (%Cu - 0.06)/%Cu with a minimum of 50% and maximum of 95%; gold recovery = (Au g/t – 0.14)/Au g/t with a minimum of 30% and maximum of 80%; and silver recovery = 80%. The resource estimate for Copper Canyon is based on the technical report titled “Geology and Resource Potential of the Copper Canyon Property” dated February 9, 2005, a copy of which is available on SEDAR at www.sedar.com.

(6)

This estimate includes historical resources that are not NI 43-101 compliant. A Technical Report describing these resources can be found on SEDAR (www.sedar.com). The historical resource for the Saddle deposit was completed by the Alaska Gold Company in 2000. Although believed by NovaGold management to be relevant and reliable, these historical resources pre-date NI 43-101 and because their compliance to NI 43-101 procedures has not been ascertained, they are not NI 43-101 resources. Historical resources were completed prior to the February 2001 adoption of NI 43-101. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Reserve and Resource Estimates”. The resource estimate for Saddle is based on the technical report titled “Summary Report for the Rock Creek Gold Prospect” dated April 16, 2002, a copy of which is available on SEDAR at www.sedar.com.

(7)

Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes, and grams/cubic meter rather than grams/tonne. 85,000 ounces contained within the reported resources may be subject to a royalty. The resource estimate for Nome Gold is based on the technical report titled “Technical Report, Nome Placer Property” dated September 12, 2006, a copy of which is available on SEDAR at www.sedar.com.

Recent Developments

Rock Creek

In September 2008, NovaGold received regulatory authorizations and began commissioning start-up and systems testing at its Rock Creek gold mine. State regulators approved the initiation of start-up, allowing NovaGold to begin processing ore and depositing tailings material into the tailings storage facility. During the first month of operations the Company completed an initial gold pour and worked on commissioning all elements of the operation. The September approval was conditional on NovaGold completing a number of additional environmental and operational tasks in the following weeks and months to ensure compliance with environmental requirements for the mine. Complications arose in meeting these regulatory requirements and the federal and state regulators provided notice that certain conditions in the previously granted permits had not been fully met. Though the Company continues to work with federal and state regulators to resolve these matters, if such issues are not addressed to the satisfaction of the regulators NovaGold's subsidiary could face financial penalties or have additional mitigation or monitoring requirements imposed. In addition, the Rock Creek mine experienced unanticipated mechanical problems including an electrical failure with the milling circuit and the Company had ongoing concerns with the efficiency of the process and recovery circuit. These issues were compounded by the effects of extreme arctic weather conditions experienced in Nome, Alaska.

In mid-October 2008, NovaGold anticipated cash flow in 2009 from the Rock Creek mine of over $25 million at the then prevailing gold price and exchange rates. In November 2008, the Company revised its expectations based on a gold price of US$750 per ounce and then current exchange rates, and predicted that the Rock Creek mine would not generate significant net cash flow over the next six months. As a result of expected further capital requirements and increased operating costs together with the uncertainty regarding the operation of the project and the resulting cash flow, on November 24, 2008 the Company decided to suspend the start-up, systems testing and commissioning activities at the Rock Creek mine. The Company does not currently plan to recommence the start-up process at the Rock Creek project in 2009.

The cash flow from Rock Creek which the Company had intended to use to fund its ongoing obligations was not available. As a result, NovaGold was unable to meet all financial obligations at the Rock Creek project. Liens totaling approximately US$3.5 million have been filed against the project by various contractors seeking compensation for services and products rendered. As NovaGold has recently completed a US$75 million financing it expects that it will be able to meet those financial obligations and have the liens removed.

Permitting and Environmental Concerns

The Rock Creek mine received Notices of Violation (“NOVs”) from the State of Alaska regulators relating to preventative measures for stormwater discharges from the construction site on February 19, 2008, and June 6, 2008. The Company worked closely with regulators to resolve these issues and on July 16, 2008, entered into a Compliance Order that required the Company to meet certain conditions on a set timeline and to pay US$1,000 per day in penalties for any violations of the Compliance Order. The Company was able to meet most requirements contained in the Compliance Order; however, the State determined that the Rock Creek mine had failed to fully comply with the requirements of the Compliance Order on the agreed upon schedule. The Company agreed to pay a fine in the amount of US$19,000 to resolve these matters. On November 15, 2008, the State terminated the Compliance Order resolving these State stormwater violations.

After the temporary project suspension announcement on November 24, 2008, regulators requested that the Company develop a Temporary Mine Closure Plan in accordance with its State permits. On December 22, 2008, the State of Alaska notified the Rock Creek mine that its temporary authorization to deposit tailings into the tailings storage facility had expired, and that this authorization would need to be renewed prior to further deposition of tails.

On December 12, 2008, the Rock Creek mine received an NOV from the Alaska Department of Natural Resources (“ADNR”) alleging that the tailings storage facility dam was not in compliance with applicable dam safety authorizations. The NOV required the Company to submit information within 30 days from the date of the NOV responding to questions raised by ADNR; however, the NOV did not assess any financial penalty against the Company. The Company complied with the NOV’s information requests. On February 12, 2008, ADNR issued a letter stating that most information provided by the Company in response to the December 12, 2008, NOV was acceptable; however, ADNR requested additional information to clarify certain new questions. ADNR has advised the Company that upon receipt of the additional information it expects to issue a new certificate to operate the tailings storage facility dam during the period of temporary facility closure.

The Company is confident that all of these issues can be resolved and is working with AMEC and regulators to complete a revised plan that includes more stringent water management strategies. NovaGold believes that significant value remains at the Rock Creek mine and surrounding properties, and has put the project on a care and maintenance plan to protect the infrastructure and investment at the property. The Company will continue to evaluate the potential of the Rock Creek mine over the coming months, and will make a decision whether to recommence start-up when the market becomes more favorable or possibly sell the property or an interest in the property to another company. The Company does not currently plan to recommence start-up at the Rock Creek project in 2009. There can be no assurance that start-up and commissioning at Rock Creek will recommence or that NovaGold can successfully divest its interest in Rock Creek.

See “Narrative Description of the Business – Rock Creek and Big Hurrah Project, Alaska”.

Galore Creek

The Company did not fund its cash calls on the Galore Creek project in November 2008 and subsequent months due to limited cash reserves. As a result, the Company's interest in the Galore Creek project could have been diluted below 50%. On February 11, 2009, NovaGold and Teck agreed to amend certain provisions of the Partnership Agreement relating to the Galore Creek project. The agreement confirms that NovaGold and Teck each continue to hold a 50% interest in the Galore Creek Partnership. Under the amended agreement, Teck will now fund 100% of Galore Creek costs until the total amount contributed by Teck after November 1, 2008, together with approximately $15.8 million previously contributed by Teck on optimization studies, equals $60 million. Teck's remaining funding obligation, taking into account the amount 100% funded by Teck for November and December 2008 of $8.5 million, is approximately $35.7 million, which is to be contributed by December 31, 2012. During the period of Teck's sole funding, Teck will have a casting vote on the Galore Creek Partnership's Management Committee with respect to the timing and nature of expenses to be funded. Following Teck's $60 million contribution, all further costs at Galore Creek will be funded by Teck and NovaGold in accordance with their respective Galore Creek Partnership interests and there will no longer be any casting vote for either party.

Other Properties

NovaGold’s Ambler project is a large, high-grade earlier stage polymetallic massive sulfide deposit with significant copper, zinc and lead resources. NovaGold is earning a 51% interest in the Ambler project in joint venture with subsidiaries of Rio Tinto plc of which certain conditions related to earning the 51% interest need to be completed by March 22, 2009. As part of its long-term business plan, NovaGold is focusing on its gold properties and is considering divesting some or all of its interest in the Ambler project. The previously announced sale of the Ambler project to Mantra Mining Inc. (“Mantra”) was not completed.

Dispositions

On July 31, 2008, the Company sold 100% of its NovaGreenPower subsidiary to AltaGas Ltd., a Calgary based energy infrastructure company. AltaGas Ltd. paid $35 million to NovaGold on closing and an additional $3.75 million to NovaGold by December 2008.

Under an Amended and Restated Purchase Agreement dated December 31, 2008, the Company has agreed to sell its early-stage Alaskan base metal properties to Mantra for a total of $5 million payable in the form of 3,125,000 common shares at a deemed price of $1.60 per share, representing approximately 6.68% of the then issued and outstanding shares of Mantra. The transaction has not yet closed and there can be no assurance that it will close.

Financing

Private Placements
On March 26, 2008, the Company completed a public offering of US$95.0 million total principal amount of unsecured senior convertible notes due May 1, 2015 (“Notes”). The Notes have a semi-annual cash interest coupon of 5.5% and are convertible into the Company’s common shares based on a conversion rate of 94.2418 common shares per US$1,000 principal amount of Notes, equivalent to a conversion price of approximately US$10.61 per share (equivalent to $10.77 per share based on March 19, 2008 closing rate). Subject to the satisfaction of certain conditions, the Company may, in lieu of delivery of common shares upon conversion of all or a portion of the Notes, elect to pay cash or a combination of cash and common shares. The Notes will not be redeemable by the Company prior to maturity, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. Holders of the Notes may require the Company to repurchase for cash all or a portion of their Notes on May 1, 2013 at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest. In addition, if the Company experiences specified types of fundamental changes, it will be required to offer to repurchase for cash all of the outstanding Notes at a price equal to 100% of the principal amount of the Notes to be repurchased plus any accrued and unpaid interest.

On January 22, 2009, the Company completed the sale of 53,134, 616 units for a purchase price of US$1.30 per unit, for total gross proceeds of US$69 million. Electrum Strategic Resources LLC ("Electrum") purchased 46,153,847 units and several institutional investors purchased 6,980,769 units. On January 26, 2009, the Company completed the sale of 4,557,692 units to several institutional investors for total gross proceeds of US$5,925,000. The total gross proceeds to NovaGold of these two unit financings was US$75 million. Each unit consists of one common share of NovaGold and one common share purchase warrant of NovaGold. Each warrant entitles the holder thereof to acquire one common share of NovaGold for an exercise price of US$1.50 prior to 5:00 pm EST on January 21, 2013. Upon closing of the private placements, Electrum became NovaGold's largest shareholder owning approximately 30% of the issued and outstanding common shares of the Company. See 'Risk Factors'.

Electrum has the right, for four years, to participate pro-rata (on a fully-diluted basis) in any future offering by NovaGold of equity securities or any securities which are exercisable, exchangeable, or convertible into equity securities so long as Electrum and its affiliates own more than 15,000,000 common shares of NovaGold. This right of participation is subject to certain exceptions including exceptions relating to a grant or exercise of options issued under the Company’s stock option plan, issuances of common shares on the exercise of outstanding warrants and convertible securities, issuance of securities in connection with a strategic acquisition or transaction by NovaGold, the primary purpose of which is not to raise equity, and the issuance of securities in connection with an investment by, or partnership or joint venture with, one or more strategic investors. Any exercise of such rights will be subject to applicable Toronto Stock Exchanges (“TSX”) rules. NovaGold has also entered into registration rights agreements with Electrum under which Electrum may require NovaGold to qualify certain common shares for distribution in Canada and/or the United States. NovaGold has provided Electrum with the right to designate an observer at all meetings of the Board of Directors of NovaGold and any committee thereof so long as Electrum and its affiliates hold not less than 15% of the Company’s common shares. Electrum has agreed to vote its common shares at the 2009 annual general meeting of NovaGold in favor of management’s nominees to the Company’s Board of Directors or to abstain from voting on such matter.

In connection with the Electrum offering, NovaGold applied to the TSX under the provisions of Section 604(e) of the TSX Company Manual for an exemption from security holder approval requirements. Under the TSX Company Manual, shareholder approval would ordinarily have been required for the offering as a result of the number of common shares issued to Electrum and as a result of the offering materially affecting control of NovaGold. Relying upon Section 604(e) automatically initiates a de-listing review by the TSX. Following closing of the financing, the Company is in a substantially stronger financial position and believes it will be in compliance with all of the TSX listing requirements.

Credit Facility and Bridge Loan
On January 31, 2008, the Company entered into an agreement with The Bank of Nova Scotia for a $30 million credit facility maturing on July 30, 2008. The credit facility was repaid in its entirety on March 31, 2008 and was cancelled.

On September 26, 2008, the Company obtained a secured bridge loan (“Loan”) in the amount of US$20 million from Auramet Trading, LLC (“Auramet”). The Loan was originally set to mature on December 29, 2008 and was to bear interest at a rate of 12% per annum. Auramet had the right to convert the principal amount of the Loan into common shares of NovaGold at a price of $12.00 per common share. NovaGold also issued to Auramet warrants to purchase 750,000 common shares of NovaGold at an exercise price of $7.18 per share at any time before September 25, 2010. As security for the Loan, NovaGold granted to Auramet a security interest in the Rock Creek mine, a pledge of securities in certain material subsidiaries and guarantees.

On December 19, 2008, the Company announced that it had entered into an agreement with Auramet to extend the maturity date on any portion of the Loan not paid back by December 29, 2008 to March 13, 2009. As part of this agreement, the conversion price of the outstanding balance of the Loan was reduced to $1.53 per share, the exercise price of the 750,000 warrants issued on September 26, 2008 was repriced to $1.53 per share and the Company issued an additional 1,000,000 common share purchase warrants to Auramet at an exercise price of $1.53 per share and expiring on December 29, 2010. The interest rate on the principal amount that remained outstanding increased from 12% per annum to 15% per annum. Auramet was paid an extension fee equal to 6% of the portion of the facility not paid on or before the December 29, 2008 maturity date. In addition, NovaGold retained the right to prepay the facility, in whole or in part, in minimum increments of US$1,000,000 at any time on 10 days prior notice without a penalty or premium. The other terms and conditions of the Loan remained unchanged.

On January 8, 2009, Auramet converted approximately US$6.3 million of the Loan into 5,000,000 common shares of NovaGold, reducing the Loan balance to approximately US$13.7 million. On January 20, 2009, Auramet converted an additional US$6.3 million of the Loan into 5,000,000 common shares of NovaGold and on January 21, 2009, converted the remaining approximately US$7.3 million of the Loan into 5,762,565 common shares of NovaGold, reducing the outstanding principal amount of the Loan to nil. See also “Exercise of Warrants”.

Sale of Marketable Securities
On January 29, 2008, the Company sold its entire shareholdings of US Gold Corp. for a net price of $3.50 per share. The Company received net proceeds of $18.8 million and recorded a gain of $15.3 million.

On January 8, 2009, the Company completed the sale of its holdings in Alexco Resource Corp. for an average net sale price of approximately $0.60 per share and net proceeds of $3.8 million.

Exercise of Warrants
The Company issued, as part of a private placement from October 2003, 3,500,000 warrants each exercisable at $7.00 for one common share of the Company and expiring on October 1, 2008. On October 1, 2008, NovaGold investors exercised a total of 2,311,350 warrants to purchase approximately $16.2 million in NovaGold common shares.

During January and February 2009, Auramet purchased for net proceeds of $1.1 million a total of 750,000 common shares of the Company pursuant to Auramet’s exercise of warrants.

ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS

Donlin Creek Project, Alaska

Donlin Creek is an advanced-stage gold project held by the Donlin Creek LLC, a limited liability company that is owned 50% by the Company and 50% by Barrick. The Company plans to file an NI 43-101 compliant feasibility study for the project in the second quarter of 2009.

Except as otherwise stated, the information in this section is based on the technical report titled “Donlin Creek Project NI 43-101 Technical Report Southwest Alaska, U.S.” dated February 5, 2008 (the “2008 Donlin Technical Report”) prepared by Kevin Francis, P.Geo., who is the Company’s Manager of Resources and a “Qualified Person” as defined in NI 43-101. The 2008 Donlin Technical Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. References should be made to the full text of the 2008 Donlin Technical Report which is available for review on SEDAR located at www.sedar.com.

Donlin Creek – Property Description and Location

The Donlin Creek property is an advanced-stage gold project located in southwestern Alaska and is one of the largest known undeveloped gold deposits in the world, containing a measured and indicated resource estimated at 31.7 million ounces of gold and an additional inferred resource estimated at 4.2 million ounces of gold. Kevin Francis, a “Qualified Person” as defined in NI 43-101 validated this resource estimate, which was announced in a press release dated June 10, 2008. The property is under lease for subsurface and surface rights, respectively, from Calista Corporation (“Calista”) and The Kuskokwim Corporation (“TKC”), two Native Alaskan corporations. The leased land is believed to cover 10,858 hectares (26,830 acres). The Calista lease is in effect until 2015 and so long thereafter as mining or processing operations are carried out at the Donlin Creek property or good faith efforts are being made to place a mine on the property into production. Under the Calista lease, Calista has a right, within 90 days of issuance of a feasibility study on the Donlin Creek project and in the event the Donlin Creek LLC decides to proceed with a project to achieve commercial production, to elect to acquire between a 5% and 15% participating operating interest in the project covered by the feasibility study by delivering a notice of election and payment for the elected pro rata share of project capitalized costs incurred on the project to that date. As part of its payment, Calista would receive credit for any public funding or other funding sources it secures to deliver equipment, professional services or any other goods or services or infrastructure necessary to the Donlin Creek project. If a feasibility study is also issued on an additional stand-alone operation that does not rely on the facilities or economic viability of the original facility, then Calista will have an additional mutually exclusive back-in right on the same terms with respect to that facility.

An advance minimum royalty on the Donlin Creek property of US$200,000 is payable to Calista annually until a feasibility study is completed, after which the AMR will increase to US$500,000 per year. Upon commencement of production, a net smelter return royalty on production equal to the greater of 1.5% of the revenues from valuable minerals production and US$500,000 is payable to Calista, until the earlier of the expiry of five years or the payback of all pre-production expenses incurred by Barrick and the Company. Thereafter, the annual NSR royalty on production will be increased to the greater of 4.5% of the revenues from valuable minerals production and US$500,000.

On July 14, 2001, the Company, through its wholly-owned subsidiary NovaGold Resources Alaska, Inc., entered into an exploration and development option agreement with Placer Dome (acquired by Barrick in January 2006), granting the Company the right to earn up to a 70% interest in the Donlin Creek property (“Option Agreement”). Under the terms of the Option Agreement, the Company agreed to expend US$10 million within a ten-year period towards exploration and development to earn a 70% interest in the Donlin Creek property. In November 2002, the Company earned title to a 70% interest in the property, with Placer Dome holding the remaining 30%, and a joint venture between the parties was effectively formed, the rights and obligations of which became those of Barrick in January 2006 following its acquisition of Placer Dome. During the latter half of 2006 and the majority of 2007, there was a dispute between the Company and Barrick regarding Barrick’s ability to meet the terms of the back-in agreement and acquire a 70% interest in the property, which would have had the effect of reducing the Company’s interest to 30%.

To resolve their differences, the Company and Barrick entered into a limited liability company agreement dated December 1, 2007 that provided for the conversion of the Donlin Creek joint venture into the Donlin Creek LLC, which is jointly owned by the Company and Barrick on a 50/50 basis. Pursuant to the limited liability company agreement, the Company has agreed to reimburse Barrick over time for approximately US$64.3 million, representing 50 percent of Barrick’s approximately US$128.6 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. The Company reimbursed US$12.7 million of this amount following the effective date of the agreement by paying US$12.7 million of Barrick’s share of project development costs. The remaining approximately US$51.6 million will bear interest and be paid out of future mine production cash flow. Funding is currently shared by both parties on a 50/50 basis.

The resource area consists of the ACMA, 400 Zone, Aurora and Akivik prospects (grouped as “ACMA”) and the Lewis, South Lewis, Vortex, Rochelieu and Queen prospects (grouped as “Lewis”). The resource areas are within T. 23 N., R. 49. W., Seward Meridian, Kuskokwim and Mt. McKinley Recording Districts, Crook Creek Mining District, Iditarod A-5 USGS 1:63,360 topography map.

Donlin Creek – Mineral Tenure

The following information regarding mineral tenure at the Donlin Creek project was compiled by the Company and is not included in the 2008 Donlin Technical Report.

Most of the rights (surface and subsurface) are governed by conditions defined by the Alaska Native Claims Settlement Act (ANCSA). Section 12(a) of ANCSA entitled each village corporation to select surface estate land from an area proximal to the village in an amount established by its population size. Calista receives conveyance of the subsurface when the surface estate in those lands is conveyed to the village corporation. Section 12(b) of ANCSA allocated a smaller entitlement to the regional corporations with the requirement they reallocate it to their villages as they choose. Calista receives subsurface estate when its villages receive 12(b) lands. Calista reallocated its 12(b) entitlement in 1999 according to a formula based on original village corporation enrolments.

The Donlin Creek exploration and mining lease currently includes a total of 42 contiguous sections leased from Calista (Table 4-1), which holds the subsurface (mineral) estate for Native-owned lands in the region. The leased land is believed to contain 10,858 hectares (26,830 acres). Title to all of these sections has been conveyed to Calista by the Federal Government. Calista owns the surface estate on 9 of these 42 sections. A separate Surface Use Agreement with TKC, which owns the surface estate of the remaining 33 sections, grants non-exclusive surface use rights to the Donlin Creek LLC. All of these sections have now been conveyed to Calista/TKC by the Federal Government.

In addition to the leased land, Donlin Creek LLC holds 158 unpatented State mineral claims comprising 7,924 hectares (19,580 acres) primarily surrounding the leased land in the Kuskokwim and Mt. McKinley recording districts. Of these, 32 claims are tentatively approved for conveyance from the Federal to State government subject to official surveying. The remaining 126 claims are state-selected. These claims have not been legally surveyed. All claims are either 16.2 hectares (40 acres) or 64.8 hectares (160 acres) in size.

Additionally, Donlin Creek LLC has three prospecting sites comprising 97 hectares (240 acres) (Table 4-4). These claims have not been legally surveyed.

Donlin Creek – Accessibility and Climate

The Donlin Creek property is located in southwestern Alaska, approximately 19 km north of the village of Crooked Creek on the Kuskokwim River. The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 25 km long winter road, designated as an Alaska State Highway route and transportation corridor, accesses the property from the barge site at the village of Crooked Creek. The project has an all-season camp with facilities to house up to 160 people and an adjacent 1,500 meter long airstrip capable of handling aircraft as large as C-130 Hercules (19,050 kg or 42,000 lb capacity), allowing efficient shipment of personnel, large equipment and supplies. The project is directly serviced by commercial air services out of both Anchorage, 450 km to the east and Aniak, 80 km to the west.

The project area is one of low topographic relief on the western flank of the Kuskokwim Mountains. Elevations range from 150 meters to 640 meters. Ridges are well rounded and easily accessible by all-terrain vehicle. Hillsides are forested with black spruce, tamarack, alder, birch and larch. Soft muskeg and discontinuous permafrost are common in poorly drained areas at lower elevations. The area has a relatively dry interior continental climate with typically less than 50 mm (20") total annual precipitation. Summer temperatures are relatively warm and may reach nearly 30°C (83°F). Minimum temperatures may fall to well below -20°C (0°F) during the cold winter months.

The project is currently isolated from power and other public infrastructure. Studies were undertaken in 2008 to consider potential power line access to the project. Sufficient space is available to site the various facilities, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources. Due to concerns related to approval timeline, powerline access was not chosen as part of the primary basis for the feasibility study.

Donlin Creek – Project History, Drilling and Exploration

Various operators, including Western Gold Exploration and Mining Co. and Teck, undertook significant work on the property prior to 1995. Between 1995 and 2000, Placer Dome completed approximately 87,000 meters of diamond core drilling, 12,000 meters of reverse circulation (“RC”) drilling and 8,000 meters of trenching. In addition, Placer Dome undertook, amongst other things, metallurgical testing and baseline environmental studies.

From 2001 to 2002, NovaGold completed approximately 39,000 meters of core drilling, 11,000 meters of RC drilling, 89 meters of geotechnical drilling and 268 meters of water monitoring holes. NovaGold’s work on the property in 2002 focused on expanding the ACMA resource and defining mineralization and new resources in the adjacent prospect areas of Aurora, 400 Zone, Akivik and Vortex. In 2003, Placer Dome elected to return as operator as per the agreement. Placer Dome’s work in 2003 included updating the resource estimation, calcium carbonate investigations and economic studies. In 2004, Placer Dome focused on environmental and geotechnical studies, including geological mapping and sampling for carbonate-rich material, and continued with environmental baseline studies. Placer Dome focused on resource conversion, geotechnical investigation and environmental studies in 2005.

In January 2006, Barrick acquired control of Placer Dome. Barrick focused on resource conversion, geotechnical investigation, metallurgical and environmental studies from 2006 through 2007. Work included resource infill, geotechnical, metallurgical and condemnation drilling as well as continued environmental baseline studies, water geochemistry, peat exploration, wind power generation studies and metallurgical studies. In 2006, the project team drilled 92,804 meters of core with eight LF-70 drill rigs in 327 drill holes. Of that, 235 holes totaling 84,800 meters of core was focused on converting inferred resource to measured and indicated resource. However, significant drilling was also devoted to a broad range of pre-feasibility and feasibility objectives, including pit slope stability, metallurgy, waste rock studies, facilities condemnation and engineering, and calcium carbonate resource bulk sampling, delineation, and exploration. Barrick continued the same logging procedures and down-hole and collar survey methods as used in the past. However, ACE core orientation tools were utilized for oriented holes and the data were entered into an acQuire database. Core recovery in both mineralized and unmineralized rocks was consistently excellent and generally exceeded 90% in intrusive rocks and 80% to >95% in sedimentary rocks. True widths of mineralization are difficult to determine but drill holes were oriented to reflect true width intercepts limited only by the equipment and geologic knowledge.

In 2007, 124 exploration holes comprising 50,562 meters of core were completed. Core recovery in both mineralized and unmineralized rocks was consistently excellent and generally exceeded 90% in intrusive rocks and 80% to >95% in sedimentary rocks. True widths of mineralization are difficult to determine but drill holes were oriented to reflect true width intercepts limited only by the equipment and geologic knowledge.

The 2008 exploration program focused on drilling the East ACMA target area, designed to quickly determine the limits of mineralization in this expanding target area. See “— Donlin Creek – 2008 Program”.

Donlin Creek – Sample Preparation and Analysis

Drill Hole Sample Preparation
Prior to 2006
Sample preparation, quality assurance and quality control for assays through 2002 were analyzed. The assays and the database are suitable for resource estimation. No sample collection occurred within the mineral resource areas between 2003 and the beginning of 2005.

2006–2007
Most of the core samples were crushed at the Donlin camp facility. Samples of core split in Anchorage were shipped to an ALS Chemex preparation lab for crushing, pulverizing and assaying.

The Donlin camp preparation lab is housed in a heated steel building. A partition separates the core cutting area from the crushing area. The crushing side of the operation is equipped with a dust control ventilation system to minimize contamination. The camp sample preparation procedure consists of the following steps:

  The entire bagged sample is dried in an oven heated to between 85°C and 90°C for 12 hours.
  The sample is put into trays for processing through a jaw crusher. The sample tag stays with the sample.
  Blank samples (one of three QA/QC control samples) are inserted into the sample stream.
  The sample is crushed until the end product passes 70% minus 2 mm (10 mesh). Sieve analyses are performed periodically to check crush quality, and the crusher jaws are adjusted as necessary. Blank material is periodically used to clean the crushers, and operators are instructed to increase the cleaning frequency when unusually sulfide-rich material is processed.
  The sample is then passed through a riffle splitter four to six times to obtain a nominal 250 g (9 oz) split. This subsample is put into a numbered pulp bag, and the remainder, or coarse reject, is put back into the original sample bag. The splitter and sample pans are cleaned with compressed air.
  Two additional control samples—standard reference material (SRM) and a duplicate—are inserted as specified on the cutting list prepared by the geologist. Control samples including SRM, duplicates and blank samples are included in every batch of 20. The blank is prepared by processing a sample from a bin of gravel-size crushed rock by passing it through the jaw crusher and riffle-splitting it to ~200 g (7 oz). When a duplicate is required, the crushed core sample is passed through the riffle splitter once, and each half is split repeatedly to obtain a ~200 g (7 oz) sample.

Sample Analysis
Final sample preparation and chemical analysis for gold, sulfur and trace element suites were completed at ALS Chemex in Vancouver, an ISO9001:2000 accredited laboratory. The preparation consists of the following:

  The splits of crushed core were reduced to rock flour or “pulp” in a ring-and-puck grinding mill (to better than 85% passing minus 75 µm or 200 mesh).
  A 1 oz (30 g) subsample of the pulp was fire assayed primarily using a fire assay-atomic absorption spectroscopy (AAS) method. Prior to 2007, the primary analytical method was Au-AA23 with detection range of 0.005 to 10 g/t gold. In 2007, analytical methods switched primarily to Au-AA25 with a detection range of 0.01 to 100 g/t gold to take advantage of the higher top detection range.
  Samples that assayed >10 g Au/t were re-assayed with a fire assay gravimetric method (NovaGold, 2002) or from 2005 through 2006 by “ore grade” fire assay-AAS method (Au-AA25) with a detection range of 0.01 to 100 g/t gold. In 2007, one sample exceeding 100 g/t was assayed via gravimetric method Au-GRA21 with a detection range of 0.05 to 1000 g/t gold.

Donlin Creek – Security and Sample Transport

Project Site
Core samples are transported from the field and are brought to the yard adjacent to the geology office and logging tents at the end of each drill shift. Core storage is secure because Donlin Creek is a remote camp and access is strictly controlled. Unauthorized camp personnel have generally been excluded from the core cutting and sample preparation building, but strict access procedures were initiated following an audit by Barrick of the sample preparation lab in mid-2006. Assay splits of prepared core, along with the control samples, are packed in a shipping bag, secured with a numbered security seal, and sealed in boxes for shipment. The coarse rejects and remaining split core are returned to a storage yard south of the airstrip for long-term storage. The sample shipment procedure is as follows:

  Boxed assay splits are flown from the Donlin camp to Aniak airport via Vanderpool Flying Service.
  Samples are shipped from Aniak via Frontier Flying Service to the ALS Chemex lab facility in Fairbanks, Alaska. All sample shipments are accompanied by a Frontier Flying Service waybill. This allows each sample to be tracked from camp to ALS Chemex.
  The samples are logged into the ALS Chemex data system in Fairbanks before shipment to the ALS Chemex Vancouver (or other ALS Chemex facility), where they are pulverized and assayed. The Fairbanks lab returns a custody form that reports on the condition of security seals.

Anchorage Security and Sample Transportation
The Anchorage logging and splitting facility is housed in a secure, dedicated, warehouse/office facility. Visitor access to the facility is strictly controlled by AES, the facility manager. Outside visitation for tours or purposes other than daily delivery or pick up require advance approval by the Donlin Creek Project Manager. Whole core shipped from camp to the facility is transported on Lynden Air Cargo. Lynden waybills and Barrick custody forms are used to track samples from camp to Lynden’s Anchorage airport facility and from there by Lynden trucks to the Anchorage logging facility. Split core samples shipped from camp to the ALS Chemex Fairbanks lab follow similar protocol. Bagged split core samples are tied into shipping bags and loaded into palletized supersacks. Supersacks are closed with numbered security seals and shipped on Lynden trucks to ALS Chemex in Fairbanks. Waybills aid tracking within the Lynden transport system, and ALS Chemex reports on the condition of security seals in the same manner as shipments from camp.

Donlin Creek – Assay Quality Assurance and Quality Control (QA/QC)

1995–2002
Beginning with Placer Dome in 1995 and continuing with NovaGold through 2002, a systematic and comprehensive program of QA/QC has been employed for rock sampling and definition drilling programs at Donlin Creek. The QA/QC protocols include the random and blind insertion of the following:

  standard reference materials (SRMs) to monitor the accuracy of lab results;
  coarse reject duplicates to monitor analytical precision; and
  blank control samples to monitor contamination during sample preparation and analysis.

From 1996 to 2002, SRMs were inserted at an average rate of one per 24 samples. Over the same period, coarse reject duplicates were inserted at an average rate of one per 24 samples, and blanks were inserted at an average rate of one per 25 samples. Almost all samples associated with SRM and blank control samples that returned values beyond acceptable tolerance limits were re-assayed until the control sample results were either acceptable or validated by duplication.

Based on the results obtained from the comprehensive QA/QC programs at Donlin Creek, AMEC concluded in 2003 that the quality of the Donlin Creek drill database was sufficient for resource estimation. A slightly modified QA/QC protocol was implemented in 2005. Three QA/QC samples—one blank, one coarse reject duplicate, and one SRM—were randomly inserted into every block of 20 sample numbers. Thus, in every block of 20 sample numbers there were 17 drill hole samples and three QA/QC control samples. The 20 sample blocks met two criteria:

  The blocks must begin with a sample number in which the penultimate digit is an EVEN number, and end with a sample number in which the penultimate digit is an EVEN number.
  The blocks must begin with a sample number that ends in 1.
  Example: XXXXevennumber1 - XXXXevennumber0, such as XXX021-XXX040, XXX041-XXX060

Standard Reference Material and Blank Material in 2005–2006
Leftover SRM material (Std-C and Std-D) from the 2002 campaign was used at the beginning of the 2005 season. When these SRMs were depleted, additional reference material was purchased from Analytical Solutions (OREAS 6Pb and OREAS 7Pb) and CDN Laboratories (CDN-GS-3). After the 2005 season, two additional standards (Std-G and Std-H) were created from Donlin Creek coarse reject material. These two new standards, in addition to CDN-

GS-3, were used during the 2006 season. The new standards created from coarse reject material were certified by Barrick’s chief geochemist after industry accepted round robin assay and statistical analyses.

Blank material consisting of washed river gravel was purchased from Anchorage Sand and Gravel for the 2005 season and the beginning of the 2006 season. In early to mid-2006, the blank material was changed to granite chips purchased from Lowe’s in Anchorage.

QA/QC 2005 Results
Lab performance was checked by continuously monitoring control sample assays. Assay batches containing a control sample assay that exceeded two standard deviations from the accepted value were immediately re-assayed, and the original assays were replaced with assays that satisfied the QA/QC standard. An exception to this protocol was made for batches containing negligible gold values. All control samples functioned well. SRM monitoring kept assay accuracy within acceptable limits. Duplicate sample data indicated no bias in sample preparation and analytical precision. Blank assay data demonstrated negligible contamination in the sample preparation and assay processes.

QA/QC 2006 and 2007 Results
The QA/QC protocol was identical to that used in 2005, except that the frequency of control samples was increased from 4 to 6%. No serious systematic preparation or analytical lab problems were detected.

Blanks
Two types of blank material were used: a product from Anchorage Sand and Gravel for the beginning of the 2006 season followed by granite chips purchased from Lowe’s for later in 2006 and 2007. Each blank type was analyzed for gold by two different assay protocols: Au-AA23 and Au-AA25. A threshold of three times the gold detection limit was used by NovaGold for failure analysis. Dividing the samples into two time frames, a total of 5 samples (0.1%) failed before September 2006 and 163 samples (4.6%) of blanks failed after September 2006. The failures were all much less than the proposed range of gold cut-off grades and, in NovaGold’s opinion, the failures were not material.

Duplicates
A total of 3,885 duplicate pairs obtained from coarse reject material were taken at Donlin Creek during 2006 and 2007. Successful or “passing” duplicates were identified by calculating the absolute relative difference
                       (ARD) – ARD = [A-B] / 0.5 * (A + B)
A criterion of ARD must be less than 0.2 for 90% of the pairs used by NovaGold. The percent passing was an acceptable 93%.

Standards
A total of 3,573 results from 15 different standard reference materials (SRM) were provided by Barrick. Barrick set acceptable limits for all standards at the best value +/-2 standard deviations. Failed standards were to be re-assayed until the results were acceptable or validated by duplication. A total of 123 standards exceeded the range, and 58 (47%) were flagged with a comment regarding the failure. These comments commonly referred to a standard swap, or that the result failed by a calculated percentage but was “within acceptable limits”. NovaGold’s opinion is that the standards have been properly monitored and decisions regarding re-assay of failures have been reasonable.

Specific Gravity Determinations
Historically, only two specific gravity (SG) values were used in tonnage calculations: 2.65 g/cm3 for the intrusive units and 2.71 g/cm3 for the sediment units. Additional SG measurements were collected in 2006 to provide better coverage of deposit rock units and geographic subregions. Statistical evaluation of these new SG values shows that they are quite similar to the historical intrusive rock and sedimentary rock SG values. The following methodology is used to determine SG:

  Samples of whole core approximately 5 to 10 cm in length are first weighed dry and then weighed in water. This is accomplished by removing the dry weighing tray assembly from the scale, placing the sample in the wire basket, hooking the basket to the scale and submerging the sample in a 5-gallon bucket of water. A small sample bag containing rock chips placed in a small basket midway along the wire assembly acts as a tare weight to compensate for removing the weighing tray. This makes it easier to return the scale to zero when changing from dry to wet measurements.
  The formula for SG calculation is: Weight in Air/(Weight in Air – Weight in Water). The specific gravities are computed in acQuire once the weights are entered into the database.
  Measurements are collected for all rock types at a minimum frequency of one sample from all logged rock type intervals and one sample every 15 to 20 meters in the larger rock units. Mineralized rock takes precedence over unmineralized rock in a given rock type interval, but sufficient measurements of unmineralized material are also collected to document potential variability.

Donlin Creek – Data Verification

Prior to 2005 Drilling Campaign
As a test of data integrity, the data used to estimate the January 2002 Donlin Creek mineral resources were checked several ways and it was concluded that the mineral resource estimation was sufficiently free of error to be adequate for resource estimation.

2005 Drilling Campaign
NovaGold conducted a 100% check of 2005 drill hole Au assays within the resource area against electronic assay certificates. An error rate of less than 1.5% was uncovered. NovaGold also checked the collar and down-hole survey data. Electronic down-hole survey files were read for the drill holes and compared to those stored in the resource database.

2006 and 2007 Drilling Campaigns
Drilling data were captured using acQuire software and stored in MS SQL Server. Geologic logs, collar and down-hole survey data were entered on site using acQuire data-entry objects. Assay data were imported directly from electronic files provided by the laboratories. The master Donlin database was moved from the Donlin camp to the Anchorage office in the middle of 2006, and about 50% of the 2006 assay data were imported directly into the master database in Anchorage. The acQuire database was converted from the standard acQuire data-model to the more robust acQuire “Corp” data-model to aid in data verification. Further verification of legacy data took place by Barrick when data were migrated to the new data-model.

NovaGold verified the drill hole data in the following manner:

Collar Surveys
Collar survey information is transferred electronically from the electronic Ashtech survey instrument to the database, minimizing the chance of input error. The Ashtech output files and geologic logs were compared to 5 % of the electronic collar surveys. There was one unexplained 20-cm discrepancy between the elevation file and the database. Strangely, the error rate against the geologic logs was much higher; most collar coordinates were off by several meters. NovaGold does not know the reason but it is possible that the geologic logs have the proposed coordinate and not the final coordinate written on them, or there are transcription errors from the electronic database to the paper log. NovaGold is satisfied that the collar surveys from the Ashtech data files are sufficiently error free to be used for resource estimation.

Down-hole Surveys
Down-hole surveys are transcribed by hand from the survey instrument to paper survey forms. The forms in turn are entered into the electronic database manually. Ten percent of the drill holes were checked and an unacceptable error rate of 4.4% was measured. The primary error was that the down-hole survey was omitted from the electronic database. Other errors were incorrect azimuth conversion, incorrect feet to meter conversion, incorrect depth and incorrect priority code. Despite the high error rate, the magnitude of the errors was small; therefore, in NovaGold’s opinion the impact on the estimation of grade will be minimal.

Assays
Electronic assay certificates made available by Barrick were merged into a single file and, by matching on sample number, were directly compared to the electronic database. For 2006 drilling, 70% of the assays were compared and an acceptable discrepancy rate of 0.4% was measured. For 2007, 99% of the assays were compared to the electronic assay certificates and a discrepancy rate of 1% was measured. NovaGold believes that the assay database is sufficiently error free to be used for resource estimation.

Donlin Creek – Geological Setting
The Donlin Creek project geology consists of a thick sequence of Cretaceous Kuskokwim Group sedimentary rocks intruded by late Cretaceous to early Tertiary felsic intrusive rocks. The sedimentary section consists of inter-bedded greywacke, shale and siltstone. The overall bedding strikes west-northwest and generally dips shallowly to the south, though in the ACMA area and further south of Lewis an important overturned fold is present. Thin inter-bedded shales within the Kuskokwim group are an important control on the emplacement of intrusive sills. The intrusive units, both dikes and sills, are the primary hosts of mineralization and consist of porphyritic rhyodacite and rhyolite and lesser mafic dikes and sills. Sills predominate in the ACMA and southern Lewis areas, whereas dikes dominate in the North Lewis area. The dikes and sills range from a few meters to more than 60 meters in width.

The Donlin Creek project area lies between two major north-east trending right lateral faults found in southwest Alaska: the Denali-Farewell fault system to the south and the Iditarod-Nixon Fork fault system to the north. The region contains abundant northeast to east-northeast and northwest to west-northwest trending lineaments that likely represent steeply dipping strike slip faults. Displacement along the main faults in the Donlin Creek region is inferred to be right lateral on northeast structures and left lateral on northwest faults. Because of the paucity of outcrop along the main faults in the region, the inferred location and sense of displacement is speculative.

Donlin Creek – Alteration and Mineralization

Gold mineralization at Donlin Creek consists of low temperature epithermal assemblage characterized by pyrite, auriferous arsenopyrite, stibnite, native arsenic and realgar occurring as both north-northeast trending extensional vein/fracture zones and disseminations. Gold grades are best developed where structural zones intersect favorable host lithologies, specifically the intrusive dikes and sills, and the more massive greywacke units within the sedimentary section. Disseminated mineralization is also locally present with highest concentrations typically adjacent to veins and vein zones.

The orientation of the mineralization is consistently north-northeast of the compressive structural regime. Intrusive dikes which feed the voluminous sill package present at Donlin Creek also strike north-northeast. The gold occurs primarily in the lattice structure of arsenopyrite. Realgar, native arsenic and stibnite can be found generally associated with the higher-grade gold mineralization. Alteration is characterized by the extensive development of illite, kaolinite and ankerite.

Donlin Creek – Metallurgy

Metallurgical testwork, under the direction of Barrick personnel, appears to have been completed to sufficient detail to support a feasibility study. Gold is mainly carried by arsenopyrite. Variation is observed in processing behavior between intrusives and sediments, but less so between the geographical sources. Concentration by flotation is efficient, being 91 to 97% for intrusives and 82 to 89% for sediments. Generally, direct cyanidation yields less than 10% gold recovery, whereas oxidation of the sulfides prior to cyanidation yields recoveries exceeding 90% for intrusives and 78 to 89% for the sediments.

Accordingly, process testing has been directed towards development of the following conceptual flowsheet:

  concentration by flotation using nitrogen;
  high pressure oxidation in an autoclave;
  carbon-in-leach (“CIL”) cyanidation of the concentrate;
  carbon strip and regeneration circuits;
  gold electrowinning; and
  refining and production of doré bars.

This processing concept incorporates proven commercial unit operations. No issues have been identified to date that might lead to economic performance of this sequence that would be substantially different from similar processes in commercial operation today.

Donlin Creek – Resource

On June 10, 2008, NovaGold announced that the measured and indicated resource for the Donlin Creek gold project had increased to 31.7 million ounces of gold, compared to the previous resource estimate of 29.4 million ounces originally published in the 2008 Donlin Technical Report. Kevin Francis, a “Qualified Person” as defined in NI 43-101 validated this resource estimate, which was announced in a press release dated June 10, 2008. The updated resource estimate came as a result of including the remaining 20,000 meters of 2007 drilling. The updated resource estimate was based on a 3D geologic and mineralization model that integrated all exploration work on the project through 2007, including over 173,031 assayed sample intervals in 1,678 holes.

The resource estimate for the Donlin Creek project has been constrained within a conceptual pit based on US$750/oz of gold and using estimates of mining, geotechnical and metallurgical parameters. Barrick’s Technical Services Evaluations Group estimated a variable cut-off grade based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties, rather than gold grade alone. The NSR cut-off averages 0.87 g/t gold.

Donlin Creek Resource Estimate – DC8(1)(2)(3)(4)
Effective Date June 10, 2008

Resource Category	Tonnes (Millions)	Grade (Au g/t)	Au Ounces (Millions)
Measured	6.2	2.87	0.58
Indicated	387.6	2.49	31.09
Total M+I	393.8	2.50	31.67
Inferred	55.4	2.33	4.16

Notes:
(1) Mineral resources are shown on a 100% basis of which NovaGold owns a 50% interest.
(2) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates”.
(3) Rounding differences may occur.
(4) Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$750/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$1.80/t mined; process cost is calculated as the percent sulfur grade x US$2.65 + US$12.44; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 90%.

Metal grades were estimated with 6-meter-long drill hole composites using inverse distance cubed estimation methods into 6 meter x 6 meter x 6 meter blocks. Geologic controls to mineralization were applied by using lithologic constraints and grade shell. High-grade outlier composite values were capped based on a review of cumulative frequency plots for each major rock type.

A rigorous quality control and quality assurance protocol was used on the project, including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, BC, Canada. The 2006 and 2007 drill program and sampling protocol was managed by Barrick, as were assay quality control and quality assurance standards. The 2008 drill program and sampling protocol is managed by Donlin Creek LLC, as are assay quality control and quality assurance standards. The 2008 drill program and sampling protocol is managed by Donlin Creek LLC, as are assay quality control and quality assurance standards. Kevin Francis, who is a “Qualified Person” as defined by NI 43-101, has validated the resource estimate above and confirms that procedures, protocols and methodology conform to industry standard.

Donlin Creek – 2008 Program

The disclosure in this section summarizes activities at the Donlin Creek project in 2008 and is not based on the information included in the 2008 Donlin Technical Report.

The 2008 exploration program focused on drilling the East ACMA target area, designed to quickly determine the limits of mineralization in this expanding target area. The East ACMA area is highly prospective for additional resource discovery and simply follows the structural projection of mineralized sill and dike intersections within the Donlin anticline, which hosts the majority of resources at Donlin Creek. Results of the exploration program will aid in facility and infrastructure planning for the Donlin Creek feasibility study. The initial drilling proved successful in identifying deep mineralization along the East ACMA trend. Additional drilling will be required to delineate mineralization recognized in the initial program. A total of 108 HQ/NQ diameter core holes totaling 33,425 meters (109,663 feet) were drilled in support of exploration, resource infill, condemnation and geotechnical studies. The 2008 drilling results have not yet been incorporated in a resource estimate but are not anticipated to have a material impact on overall resources.

The Phase 2 program in 2008 was largely focused on finalizing the feasibility study and preparing for permitting. Exploration at Donlin Creek is expected to continue throughout the permitting process, with a focus on identifying additional high-grade ore that can enhance grade in the early years of production, reducing the capital payback period.

The Donlin Creek LLC commissioned AMEC Americas Limited to complete a feasibility study for the Donlin Creek project. The study will address the mineral resource, mine plan, processing and support facilities, site access, transportation of materials and equipment, environmental aspects, project execution, operating costs, capital costs, sustaining capital and contingency. The capital cost estimate will qualify as an Association for the Advancement of Cost Engineering International (AACE) Class 3 estimate and be consistent with the accuracy required for a feasibility study. NovaGold has commissioned AMEC to complete an NI 43-101 compliant feasibility study report, based on work done for the Donlin Creek LLC, that the Company expects to file in the second quarter of 2009.

Rock Creek and Big Hurrah Project, Alaska

Rock Creek is held by the Company's wholly-owned subsidiary, Alaska Gold Company ("AGC"). Construction on Rock Creek commenced in the summer of 2006. Limited testing of the crushing circuit was initiated in October 2007. Start-up, system testing and commissioning activities at Rock Creek commenced in September 2008 but was subsequently halted in November as a result of complications in meeting regulatory requirements, unanticipated mechanical issues, higher than anticipated costs and weather conditions. The Company is currently evaluating the potential to recommence start-up activities at Rock Creek, but does not currently plan to recommence start-up and commissioning at the Rock Creek project in 2009. See "General Development of the Business - Recent Developments " Rock Creek".

Except for the information contained under the heading “Rock Creek Update” or as otherwise stated, the information in this section is based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008 (the “Rock Creek Report”) prepared by Sean Ennis, P.Eng. and Ken Shinya, P.Eng., both of Norwest Corporation; and Bruce Davis, Ph.D., and William Pennstrom, Jr., all of whom are Qualified Persons as defined in NI 43-101. The Rock Creek Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. The full text of the Rock Creek Report is available for review on SEDAR located at www.sedar.com. Capital and operating costs for Rock Creek have been updated and they are reflected in the figures included in NovaGold’s audited consolidated financial statements of the Company for the year ended November 30, 2008. See “—Rock Creek – Feasibility Study – Rock Creek Update”.

Rock Creek – Property Description and Location

The Rock Creek project is located on the Seward Peninsula along the west coast of Alaska, north of Norton Sound. The project area lies about 10 km north of Nome, Alaska and is accessed via state-maintained roads. The terrain is fairly hilly with broad and narrow valleys. Nome is located at sea level while the Rock Creek plant site would be at an elevation of about 80 masl (“meters above sea level”). The mine area is higher, at elevations ranging from 100 to 150 masl. Vegetation at the site consists mainly of low shrubs and tundra grasses. Forested areas and trees are nonexistent in the mine area. The nearest area to the Rock Creek project that is closed to mineral entry is the Bering Land Bridge National Preserve which is over 100 km northeast of the Rock Creek project at its closest point. There currently are no unusual social, political or environmental encumbrances to exploration, development or production on the project. A royalty agreement is in place for the portions of the pit which lie outside of the claims held by AGC.

The Rock Creek project occurs partly on 5,700 hectares (14,000 acres) of patented mining claims owned 100% by AGC and partly on land controlled by the Bering Straits Native Corporation (“BSNC”). AGC holds two exploration and mining leases on approximately 20,610 hectares (50,930 acres) of lands owned by BSNC, who own the subsurface mineral rights, as well as two surface use agreements with staged annual payments with Sitnasuak Native Corporation, who own the surface rights. The Bering Straits agreements involve escalating annual payments for the lands pertaining to the exploration lease and annual advance royalty payments on the mining sublease up to production, and a 2.5% NSR royalty and a 5% NPI from production from BSNC lands pertaining to the mining sublease.

The Big Hurrah deposit lies about 80 km east of Nome and is accessed via state-maintained roads during summer months. The terrain is fairly hilly with narrow valleys. The deposit is at an elevation of about 100 masl. Vegetation at the site consists mainly of low shrubs and tundra grasses. Forested areas and trees are non-existent in the deposit area. There currently are no unusual social, political or environmental encumbrances to exploration, development or production on the prospect. The Big Hurrah project occurs within patented land owned 100% by AGC, with the remainder of the surrounding area within BSNC (who own the subsurface mineral rights) and Solomon Native Corporation (who own the surface rights) lands. All of the mining land and the proposed current configuration of related facilities are located on AGC owned land.

The following information regarding claims at the Rock Creek project was compiled by the Company and is not included in the Rock Creek Report.

NovaGold owns all or a part interest in 323 mineral surveys made up of one or more patented claims in the Nome area through AGC. These mineral surveys are fee simple and have no annual requirements.

The Company has also entered into two agreements with BSNC through its operating subsidiary, Golden Glacier Inc. (“GGI”) for subsurface mineral rights on approximately 50,930 acres of non-patented land in and around the Rock Creek mine. The first agreement, “Mining Sublease” dated April 13, 2006, was derived from the lease agreement dated March 13, 2002. The sublease applies to 2,930 acres immediately around the Rock Creek mine and prescribes certain payments related to 2.5% net smelter and 5.0% net proceeds royalties on production. In lieu of production, an advance royalty payment of $126,560 plus inflation amount is due on January 1 of each year. A second “Exploration and Option” agreement signed on June 24, 2008 with GGI is for surrounding lands totaling 48,000 acres and is valid to December 31, 2013. The agreement calls for annual payments ranging from US$0.06 million to US$0.10 million and annual work commitments ranging from US$0.07 million to US$0.10 million.

For surface rights, separate agreements approximately mirroring the GGI land areas have been executed with Sitnasuak Native Corporation. The document dated May 26, 2006 “Surface Use Agreement – Exclusive Use Area” applies to 1,789 acres of Native land in and adjacent to the Rock Creek Mine. The agreement calls for annual payments of US$0.07 million plus inflation amount and annual fee on newly disturbed lands at $900 per acre plus inflation amount. For the 48,000-acre exploration block of lands surrounding the core block, the agreement is dated April 1, 2008 and is valid until December 31, 2012. The agreement calls for annual payments ranging from US$0.05 million to US$0.10 million and an annual fee on newly disturbed lands of $750 per acre.

Rock Creek – Accessibility, Climate, and Infrastructure

The city of Nome (population 3,500) is situated on the Bering Sea coast and serves as the logistical and administrative center for this portion of western Alaska. Nome has daily commercial jet service from Anchorage and has large container barge service from June through October.

The Rock Creek project is accessible via the state-maintained Teller-Nome Highway, an all-weather paved and gravel road, and the Glacier Creek Road. The State of Alaska has constructed the Glacier Creek Road By-Pass road, which facilitates direct road access between the mine site and the town of Nome.

The Nome area is characterized by cool summers and cold winters. Since the Rock Creek and Big Hurrah projects are located inland and at higher elevation than Nome, climatic conditions there may be slightly different than in Nome. Possible differences are described in the water management plans for each site. Summer temperatures average around +15°C and winter temperatures average around -15°C. Limited site-specific climate data is available; however, based on characterization work carried out by Water Management Consultants (2005), the Rock Creek site is estimated to have an annual precipitation rate approximately 2.5 times the rate at Nome. The annual precipitation rate for the site is estimated to be in the range of 1050 mm, although precipitation for the last two years has been significantly higher than average.

The city of Nome has provided electricity to past placer mining operations and has offered that service for future mining operations if necessary. Current generating capacity is about 18 MW, based on the recent commissioning of two new 5.2 MW generator sets. The current local power consumption in Nome is in the range of 4 to 6 MW.

No camp facilities are required at the Rock Creek project due to its close proximity to Nome, which is well serviced with accommodations. Big Hurrah can be easily accessed during summer months from Nome via a well-maintained seasonal road and none of the work force would reside in that area.

Rock Creek – Geological Setting

The Rock Creek area is underlain by metamorphic rocks belonging to the Nome Group, which is thought to constitute a coherent lithostratigraphic succession of four major units; 1) a basal, complexly deformed pelitic schist; 2) a “mixed unit” of mafic, pelitic, and calc schists and marble; 3) a mafic-dominated schist package; and 4) a impure marble package. The protoliths of these rocks are thought to be Cambrian to Devonian sediments consisting of shales, siltstones, sandstones, marls and limestones, deposited on a shallow water continental platform. The mafic volcanics are likely younger mafic sills.

Rock Creek – Mineralization and Alteration

Two main styles of mineralization are recognized on the project:

  Tension veins: quartz veins with albite, arsenopyrite and minor lead sulfosalts.
  Shear hosted veins: quartz veins with pyrite and lead sulfosalts.

Each mineralization type is described in more detail below.

The tension veins are usually less than 10 centimeters (4 inches) wide and often occur as swarms of dozens of veins/veinlets. The veins appear to have a greater strike length than vertical extent and can occur in zones up to 100 meters in width. Coarse native gold occurs along the margins of veins often with accompanying arsenopyrite. The bulk of the mineralization at Rock Creek is contained with these large generally lower-grade tension vein zones. Alteration is characterized by trace amounts of kaolinite and dickite along the margins of veins.

The shear-hosted veins, specifically the Albion zone, are significantly wider than the tension veins, are occasionally banded and include zones of quartz-cemented breccia. The Albion vein varies up to several meters in width and is characterized by a bluish color and distinctly less fractured quartz than that apparent in the tension veins. Fine grained pyrite and lead sulfosalts give the vein a bluish color. Gold grades within the Albion zone are significantly higher than the typical grades encountered in the tension veins.

History and Exploration

Rock Creek
Placer miners commonly found and reported gold-bearing quartz veins throughout the Seward Peninsula but were unable to mine them profitably due to the discontinuous nature of the veins. Limited lode exploration was conducted after a few failed attempts at underground mining during the early part of the century. In 1986, R.V. Bailey came to Nome with bulk mineable targets in mind and quickly consolidated the district land holdings. Rock Creek was discovered by trenching shortly thereafter. Rock Creek has been worked on by several different mining companies since 1986. During each of these work projects, soil sampling, geophysics and geologic mapping and various campaigns of drilling were conducted. Work on the property was carried out subsequent to 1986, and prior to the Company’s involvement, by Placer Dome, Tenneco, Newmont, Kennecott and AGC. A total of 33,000 meters of core and rotary drilling was carried out by these companies on the property (of which 18,600 meters was on the Rock Creek deposit), as well as metallurgical test work.

In June 1999, after the Company concluded the purchase of AGC, the Company began a review and compilation of all previous work in the Nome Area. In September of that year, six RC drill holes (437 meters) were completed for metallurgical test work, and also to test the reliability and continuity of previous drilling. All six holes intersected significant widths of greater than 3 g/t gold mineralization.

In 2000, 30 additional drill holes totaling 2,449 meters were completed. Sampling was carried out on each 1.52 -meter interval and strict sample protocols were employed to ensure adequate sample size and quality. The Company’s program used experienced RC drillers employing a compressor with 900CFM capacity, with the air-lift to ensure complete sample recovery. The Company stationed a geologist on the rig full time to ensure strict sampling protocols were undertaken. In 2002, NovaGold completed 16 HQ diamond core drill holes totaling 1,182 meters in a program funded by TNR Gold Corp. This drill program was designed to expand the extent of the known gold resource and to complete in-fill core drilling along the higher-grade Albion zone of the deposit in preparation for an independent preliminary economic assessment report.

In 2003, a 30,000-foot in-fill feasibility delineation drill program was completed and a feasibility study was begun. Also in 2003, environmental baseline monitoring was initiated. The 2003 drilling program confirmed that the coarse gold component of the mineralization at Rock Creek produced differing results between core and rotary drilling. In 2004, a comprehensive twinning and in-fill drilling program was developed to define a final reserve model, provide additional material to carry out further metallurgical test work to optimize the recovery of gold, and allow the Company to develop the best approaches to grade control and mining methods.

Big Hurrah
The Big Hurrah project is the only lode deposit with recorded commercial production on the Seward Peninsula. In 1901, a large quartz boulder was found at the junction of Big and Little Hurrah Creeks, and in 1902, the first gold-bearing quartz veins were located by trenching.

In 1903, a 10-stamp mill was constructed on the property and commenced production. It is believed that the property was owned by Mr. Tom T. Lane. Ten additional stamps were added in 1904. Production continued until October 1907. During this time, an inclined shaft was sunk and three levels were opened at 60, 150 and 250 feet below the collar of the shaft. The reported production was achieved by crushing the ore in stamp mills fitted with 50-mesh screens and recovering the gold that was liberated by mercury amalgamation. Poor gold recovery was reported and confirmed by subsequent sampling and assaying of tailings. The property was sold to Mr. A.G. Lane in 1905.

Underground development and production were centered around an 85-meter deep 60° inclined shaft and three production levels (160-foot, 150-foot, and 250-foot levels). All of the production and development work were confined to an area located east of Little Hurrah Creek. Production records are incomplete, but it has been estimated that about 50,000 short tons (45,350 metric tones) were mined and processed between 1902 and 1908 at a grade of 0.72 opt or about 25 g/t. The material was processed in a ten-stamp mill that featured gravity and amalgamation circuits yielding about 35,000 ounces of gold. The mill was expanded to twenty-stamps in 1904. In 1906, the mine was deemed to be exhausted and shut down. Continued underground development in 1906–1907 allowed for intermittent operation of the mill, but eventually the mine closed down around 1908.

The mine was leased to C.O. Roberts in 1944, who worked the mine intermittently from 1944 to 1947. This work consisted of surface gouging of vein outcrops and mining of the shaft and level pillars. No tonnage or assay records were kept, but it is estimated that about 2,000 tons were mined. This lease was terminated in 1949.

In November 1949, a lease with the option to purchase was granted to T.P. Lane and Sherwood B. Owens. After the summer season of 1950 was spent in sampling and testing, a small cyanide plant was constructed in 1951 to treat the old tailings, and a test run was completed. The plant was operated for two months in 1952.

During the winter of 1953, Lane rehabilitated the mill and camp, but insufficient work was completed to develop enough ore reserves to begin production. After a short tune-up run of the milling facilities, it was decided to shut down the milling phase until more ore reserves were delineated. The mine and mill did not operate again.

Beginning in the early 1980s, a number of companies obtained lease option agreements and conducted various exploration programs including surface channel sampling in a number of shallow trenches and diamond core drilling. During the 1980s a number of polygonal “resource/reserve” estimates were made by several consulting groups that were contracted by Cornwall Pacific Resources Ltd. and Solomon Resources Ltd. Various “resource” and “reserve” nomenclature were used by the consultants of that era which are not applicable or recognized using the standards of the present time.

AGC obtained the property in 2002 and conducted exploration programs in 2004 and 2005.

Rock Creek – Drilling

The total length of diamond drill (“DD”) holes as at February 21, 2008 was 30,617 meters of which 30,362 meters had been analyzed for gold. The total length of RC drilling as at February 21, 2008 was 11,040 meters of which 9,483 meters had been analyzed for gold. There are 950 meters of trenches with 930 meters of samples. Over 98% of RC samples are 1.5 meters in length. DD samples vary in length with 95% of the samples less than or equal to 1.5 meters in length. Approximately 25% of trench samples are 1 meter in length and the remaining 75% are in 2-meter sample intervals.

The resource estimate is based on the sample results from a total of 201 DD holes, 139 RC holes and 68 trenches. The results from 10 small trenches, which have been deemed unreliable, were excluded from the resource estimations. The gold grades from select intervals in five RC holes were assigned a grade of 0.025 g/t Au as a result of suspected contamination during drilling.

Exploration programs at Big Hurrah continued in 2006 and 2007. The total length of DD holes at Big Hurrah is 11,734 meters of which 10,955 meters have been analyzed for gold. The total length of RC drilling is 7,798 meters of which 7,617 meters have been tested for gold. There are 2,828 meters of trenches with 2,555 meters of samples.

Drilling in 2008 consisted of 19 RC drill holes totaling nearly 2,000 meters and ,1312 samples were tested for gold. These holes were drilled primarily along the western margin of the Rock Creek open pit targeting tension vein mineralization. The results of these drill holes are expected to be incorporated into a new resource estimate during the first half of 2009. Two trenches totaling 116 m were excavated elsewhere on the property exploring for extensions of mineralized structures. Narrow ore grade mineralization was identified in one of the trenches; however, its significance has not yet been determined.

Rock Creek – Feasibility Study

Geology and Resource Estimate
Rock Creek has been explored by RC and core holes over a 16-year period. Included in the Rock Creek Report were 25,427 meters of core drilling in 261 holes and 16,686 meters of RC drilling in 294 holes, as well as 1,490 meters of trenching, predominately in zone 99. With the completion of the 2007-drilling program, the main mineralized zones of the Rock Creek gold occurrence have been delineated RC and core holes on roughly a 25 meter grid, which is adequate to permit the interpretation of mineralized zones having similar grade or structural regime.

Resource modeling was performed using ordinary kriging, with validation models being prepared using a nearest neighbor approach. The base-case model was constructed using composites adjusted to core datum. This model was tuned to give coefficients of variation for 10x5x5 meter blocks that are similar to those expected for 10x10x5 m selective mining units; these were chosen by AGC for an envisioned 7,000 tpd open-pit operation.

Resources were classified according to hole spacings in the vicinity of a block. In general, the area drilled on a 30-meter grid is considered indicated. The remainder is considered inferred resources and was not included in the mineable reserve estimates. The Rock Creek mineral resource tonnage estimates are shown in the table in the Mining section below.

Mineralization in the Big Hurrah deposit occurs in variably dipping fissure zones that range from 1 to 15 meters wide. Mineralization may expand considerably at the intersection of low- and high-angle structures. Sectional polygons of mineralization based on drill hole logging of shearing, stock work, quartz veining and gold grade were used to construct six distinct 3D units. The units trend north-south (relative to the rotated mine grid) and have varying thicknesses and dip angles in the cross strike direction. Most of the units or zones are between 5 and 15 meters thick. All of the zones dip to the west (mine grid) except zone 4, which dips steeply to the east (mine grid).

Based on an analysis of the frequency distribution of the sample gold values and the spatial continuity of higher grades, a cap value of 70 g/t was applied to samples. The 16 composite samples with grades greater than 32 g/t after the cap was applied to individual samples were allowed to influence grade estimates only in the block where they occurred. The Big Hurrah mineral resource tonnage estimates are shown in the table in the Mining section below.

Mining
The Rock Creek project was envisioned to entail the development of two open-pit mining operations: the Rock Creek pit and the Big Hurrah pit. The feasibility study anticipated mining at Big Hurrah would commence shortly after Rock Creek; however, the Company decided not to mine Big Hurrah in 2008.

The Rock Creek mine is the larger of the two mining operations and was intended to operate year round to supply ore feed to the Rock Creek mill. The mine plan was based upon operating for approximately nine months of the year at full capacity at Rock Creek with a three-month summer campaign at Big Hurrah. In a typical year, 87% of the ore would come from the Rock Creek pit and 13% from the Big Hurrah pit.

For each of the two pits, an estimate has been made for the mineable reserves as summarized in the table below.

SUMMARY OF RESERVE AND RESOURCE ESTIMATES(2)
Reserve Estimates(1)
Probable	Tonnes (000’s)	Grade (g/t)	Contained Au (oz)
Rock Creek (Cut-off Grade = 0.60 g/t)	7,790	1.30	324,400
Big Hurrah (Cut-off Grade = 1.33 g/t)	1,193	4.82	185,000
Total	8,983	1.76	509,400
Resource Estimates exclusive of Reserve Tonnage
Indicated	Tonnes (000’s)	Grade (g/t)	Contained Au (oz)
Rock Creek (Cut-off Grade = 0.60 g/t)	4,567	1.16	170,300
Big Hurrah (Cut-off Grade = 1.00 g/t)	887	2.68	76,400
Total	5,454	1.41	246,700
Inferred(2)	Tonnes (000’s)	Grade (g/t)	Contained Au (oz)
Rock Creek (Cut-off Grade = 0.60 g/t)	2,023	1.08	70,200
Big Hurrah (Cut-off Grade = 1.00 g/t)	168	2.97	16,100
Total	2,191	1.23	86,300

(1)   Resource estimates are stated at the respective cut-off grades and exclusive of any proven and probable reserves tonnage and inclusive of inferred resources contained within the pit and indicated resources within the pit which are below the stated reserve NSR cut-off grade. Reserve estimates were developed using pit optimizations at a US$500/oz gold price.
(2)   Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Reserve and Resource Estimates”.
Note: As at November 30, 2008, the Company had mined 771,000 tonnes of material from the Rock Creek mine at an average grade of 1.03 g/t for contained gold of 25,000 ounces. The material is in stock piles and has not been processed. These stockpile amounts have not been shown separately from the probable reserves at Rock Creek.

ROCK CREEK PIT RESERVE ESTIMATES(1)
Cut-off Grade = 0.60 g/t Au	Total all Zones
	Tonnes (0000’s)	Grade (g/t)	Contained Au (oz)
ORE
Probable	7,790	1.30	324,400
WASTE
Waste Rock	14,282
Surficial Overburden (2t/m3)	1,530
Total Waste	15,812
Strip Ratio	2.03

BIG HURRAH PIT RESERVE ESTIMATES(1)
Cut-off Grade = 1.33 g/t Au	Total all Zones
	Tonnes (0000’s)	Grade (g/t)	Contained Au (oz)
ORE
Probable	1,193	4.82	185,000
WASTE
Waste Rock	3,856
Surficial Overburden (2t/m3)	604
Total Waste	4,460
Strip Ratio	3.73

(1)   Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Reserve and Resource Estimates”.

Based on the 7,000 tpd milling rate, the combined mine life was estimated at four years, excluding the reclamation and closure work required after operations cease.

Processing
The main Rock Creek ore body consists of two distinct mineralization types, Albion Shear Veins and Tension Vein ores. The Albion material is a more complex ore type and drives the process scenario required at Rock Creek. The host rocks for mineralization at Big Hurrah are carbonaceous metamorphic rocks of the Nome Schist Group.

Metallurgical test work on the Albion Zone, Tension Vein and Big Hurrah materials shows that a high recovery can be obtained by using a combination of gravity concentration and flotation. The gravity middlings and the flotation concentrate can then be effectively leached using a weak cyanide solution in a 40 to 50% solids slurry. Due to the presence of organic carbon in the Big Hurrah ore, the cyanide leaching for this ore type was observed to give the best recovery when leaching occurred in the presence of activated carbon. The following table summarizes the results of the test work performed on the three ore types when the gravity-flotation-cyanide leach circuit is used.

Gold Recovery by Designated
Metallurgical Process at a P80 of 212 microns

Ore Type	Gravity Gold Recovery (%)	Flotation Gold Recovery (%)	Leach Gold Recovery (%)	Combined Process Gold Recovery (%)
Tension Vein	93.0	71.6	74.9	96.8
Albion Shear	54.5	55.5	87.3	76.5
Big Hurrah	75.8	38.4	92.4	84.4

After gold extraction is complete, the tailings will be directed through a deep cone thickener to produce paste for placement in the tailings storage facility. Water extracted during the deep cone thickener phase of the process will be returned to the gravity circuit for reuse.

Infrastructure & Human Resources
The following is a description of the infrastructure completed for the Rock Creek site:

  electric power supply and distribution;

  process water supply;
  potable water supply;
  dewatering system;
  water treatment plant;
  site access;
  fuel storage facility;
  administration offices;
  shops and warehouses;
  explosive storage facility;
  fire control system;
  refuse disposal system;
  sewage disposal system;
  communications system; and
  security.

Big Hurrah requires limited infrastructure due to its only being operated for a small portion of the year and therefore facilities constructed at that site will be built to allow for short-term usage or future relocation at the end of the pit life. No infrastructure development at Big Hurrah has been completed to date.

The total manpower required for Rock Creek was estimated to average about 145 persons for administration and technical support, mining operations and milling operations. The planned manpower was subsequently increased to 169 persons. When in operations, the Rock Creek project was expected to operate 12 months of the year, 24 hours/day. The project is currently on care and maintenance with total manpower averaging 15 to 20 persons.

Environmental
Development of the Rock Creek project required the granting of a range of permits. The following is a list of some of the major approvals received:

  Wetlands Permit;
  Air Quality Construction Permit;
  Water Withdrawal Permit;
  Stream Crossings Permit;
  Land Application of pit-water Permit;
  Class V Injection Well Permit;
  Solid Waste Permit;
  EPA Stormwater Discharge Permit;
  Coastal Zone Management Permit;
  Telecommunications Permits; and
  Fire Marshall Permit.

The project is not currently in compliance with some of these permits. See also “General Development of the Business – Recent Developments – Rock Creek – Permitting and Environmental Concerns”.

Citizens groups in November 2006 appealed the granting of earlier permits by the U.S. Army Corps of Engineers. The permits were upheld by the U.S. Court of Appeals. See “Legal Proceedings and Regulatory Actions”.

The geochemistry results at Rock Creek suggest that the host rocks are non-acid generating and therefore no segregation of rocks types is required based on geochemistry. After mine operations cease, the pit will become a flow-through lake. The lake water is predicted to meet the background water quality levels of Rock Creek. The west side of the pit encounters some rocks with acid rock drainage potential; if left exposed in the pit wall, there could be some acid rock drainage development.

The geochemistry results at Big Hurrah suggest that some segregation of rocks types is required. Development rock designated as potentially acid generating will be stockpiled and the material showing the highest potential for acid generation will be placed back into the Big Hurrah pit at the completion of mining, after which the pit will be flooded to provide a water cap over the material. The capacity of the pit is limited and waste rock will still remain in the external rock dump; therefore, monitoring of the seepage will be required to determine if it meets acceptable water quality criteria.

Capital Costs
The following table summarizes combined capital expenditures as described in the Rock Creek Report. NovaGold management has since updated these numbers to more accurately reflect capital costs at the Rock Creek project. See “— Rock Creek Update”.

Capital Summary

Item	Cost (US$ millions)
Direct & Indirect Costs
Development Capital	$134.1
Owner’s Cost	$3.3
Incident Cost	$2.9
Subtotal	$140.3
Contingency	$7.1
Owner’s Cost	$0.6
Capitalized Mining Ore	$1.1
Working Capital(1)	$8.7
Total To Commercial Production	US$157.8

* Note: (1) Working capital is assumed recovered in the last year of the project.

As previously announced on November 24, 2008, the Company suspended operations at Rock Creek as a result of expected further capital requirements and increased operating costs together with uncertainty regarding the operation of the project and the resulting cash flow. See “— Rock Creek – Feasibility Study – Rock Creek Update”.

Operating Costs
The operating costs in the Rock Creek Report were developed from zero-base budgeting using site labor rates and estimates for equipment productivities. The overall direct mine operating costs would vary over the project’s life and were expected to range from a high of US$2.79/t -mined in the final year of production, due to lower volumes, to a low of US$1.49/t -mined. Mine operating costs were expected to average US$1.81/t -mined or US$3.34/t ore over the project’s life.

The haulage of ore from Big Hurrah to Rock Creek was estimated at US$16/t ore using 35t capacity highway trucks, based on a contractor quote, and amounted to an annual cost of approximately US$4.5 million per year. Based on a haul distance of 80 km, the trucking cost was estimated to be about US$0.20/t -km.

Anticipated mill operating costs were determined based on manpower, grinding media and liners, electric power, miscellaneous costs and maintenance supplies. The mill operating cost was expected to average US$10.56/t of ore milled over the project’s life. The administration cost per tonne of ore milled was expected to average US$1.77/t ore over the mine life.

As previously announced on November 24, 2008, the Company suspended operations at Rock Creek as a result of expected further capital requirements and increased operating costs. See “— Rock Creek – Feasibility Study – Rock Creek Update”.

Financial Analysis from the Rock Creek Report
Project cash flows in the Rock Creek Report were determined using a base case gold price of US$750/oz. Sensitivities for gold prices ranging up to US$909/oz (February 2008 New York closing price) were also examined. The project’s projected economics were determined on both a before and after tax stand alone project basis. Royalties from Alaskan Native Corporation controlled lands and state mining taxes were also calculated.

All revenues and costs moving forward were in Q4 2007 constant US dollars. Cash flows were discounted at after tax discount rates of 0% and 5%. Economic results were calculated on a go-forward basis as of January 1, 2008 and on a total project basis, which included capital items already purchased or committed to as of December 31, 2007. Total capital committed to December 31, 2007 was estimated in the Rock Creek Report at US$141 million.

The results were presented in this manner so that management could consider project economics from the start of capital investment in the project so as to assess the recovery of that investment to date with future project cash flows. Go-forward economics allowed management to consider the risk/reward potential of going ahead with the project if the investments to date were considered as “sunk capital” not influencing project economics. The following table shows the NPV and IRR for the Rock Creek mine that were estimated in the Rock Creek Report.

Rock Creek Mine NPV & IRR

	Base Case	Spot Case
Gold Price	US$750 per ounce	US$909 per ounce

NPV 0% discount – after tax	US$107.2 million	US$156.7 million
NPV 5% discount – after tax	US$92.4 million	US$136.2 million
IRR % discount – after tax	180%	265%

Note: NPV = net present value. IRR = internal rate of return.

The following table shows the production and economic estimates for the Rock Creek mine that were estimated in the Rock Creek Report.

Production & Economic Estimates for Rock Creek Mine

Mine life	4 years
Production – average annual Production – life of mine	111,000 ounces of gold 446,750 ounces of gold
Average strip ratio	2.26
Life of mine average cash cost per ounce	US$467/oz of gold

If sunk costs were included in the economic analysis for a total project basis using a 5% discount rate and a gold price of US$750/oz, the net present value decreased to negative US$42.8 million on an after-tax basis. If a 0% discount rate was used, the total project showed an NPV of negative US$26.4 million. Using a 0% discount rate, the total project case achieved a break-even point on an after tax basis at a gold price of approximately US$835/oz.

Rock Creek Update
In mid-October 2008, NovaGold anticipated cash flow in 2009 from the Rock Creek mine of over $25 million at the then prevailing gold price and exchange rates. In November 2008, the Company revised its expectations based on a gold price of US$750 per ounce and then current exchange rates, and predicted that the Rock Creek mine would not generate significant net cash flow over the next six months. As a result of expected further capital requirements and increased operating costs together with the uncertainty regarding the operation of the project and the resulting cash flow, on November 24, 2008 the Company decided to suspend operations at the Rock Creek mine.

As of November 30, 2008 the Company had incurred approximately US$240 million on construction and commissioning activities at Rock Creek. These included constructing a process plant rated for 7,000 tpd, purchasing mining equipment rated to move up to 25,000 tonnes of material a day, a multi-lift tailings storage facility, surface works for storm water pollution prevention, and significant start-up costs, repair costs and regulatory compliance costs.

In the month before the decision was made to suspend the start-up, systems testing and commissioning activities was made, gold had averaged approximately US$750 per ounce. Since the suspension announcement there have been positive improvements in gold prices, and fuel and other input materials have been decreasing in price. NovaGold is currently evaluating the potential to recommence start-up activities at Rock Creek but does not currently plan to recommence start-up and commissioning in 2009. Refitting the crushing circuit cannot commence until barge access is available in the summer of 2009, and staffing levels would have to be increased from current care and maintenance levels to a full complement of operations staff to recommence start-up activities. The cost of restart and the cost of complying with the environmental permits and regulatory requirements to recommence operations cannot be determined at this time. As an alternative to restart, NovaGold may divest itself of its interest in Rock Creek. There can be no assurance that start-up activities at Rock Creek will recommence or that NovaGold can successfully divest its interest in Rock Creek.

As part of the Company’s financial statement preparation, the Company has assessed the estimated recoverability of the Rock Creek project and has recorded an asset impairment of $160.9 million, reducing the book value of Rock Creek to $112.0 million. The impairment adjustment was calculated by using the present value of the estimated future cash flows to estimate fair value of the project in accordance with CICA Handbook Section 3063, “Impairment of Long-lived Assets”. The impairment loss was allocated proportionately to construction in progress, mining and milling equipment, and mineral properties and related deferred costs. The economic and financial analysis outlined in the Rock Creek feasibility study should be read in the context of this accounting analysis.

Rock Creek – Sample Preparation, Analysis and Security

Rock Creek Sampling
Sample preparation differed according to sampling campaigns through the years. The protocols all involved taking either whole or half core or a large split of the RC cuttings, an initial crush to 10 mesh followed by pulverization to 150 to 200 mesh. For some campaigns either 30 or 50 g of pulp material was assayed by fire assay. Most assays were based on a metallic screen, fire assay procedure of the whole pulverized aliquot.

NovaGold conducted an extensive review of assay quality assurance results. Norwest has reviewed the previous work and conducted checks on the information used to develop the published conclusions. In the opinion of Norwest, the sampling and assay quality is sufficiently accurate and precise to permit resource estimation.

Big Hurrah Sampling
In 2004, all drill holes samples were submitted to ALS Chemex Laboratories in Fairbanks, AK for metallic screen analysis (“MSA”). ALS Chemex has attained ISO 9001:2000 registration at all of their North American laboratories. All 2005 drill samples were submitted to Alaska Analytical Laboratories in Fairbanks, AK for sample preparation. Each sample was dried, crushed to 90% passing -2 mm (10-mesh) and a 4 kg split was taken and pulverized to 85% passing -75 micron (200-mesh). The 4 kg split was homogenized and a 30 gram sample was analyzed for gold by fire assay with an atomic absorption finish and 30-element ICP-AES analysis by BSI Inspectorate in Sparks, Nevada. For samples greater than 0.5 g/t, another 4 kg split from the reject material was prepared and sent to ALS Chemex for MSA.

Samples collected from the 2004 core and RC drilling programs were submitted to the ALS Chemex preparation laboratory in Fairbanks, AK. Coarse reject samples from these preparations are in secured storage at the ALS Chemex facility in Fairbanks, AK. Pulp samples collected from the initial split were forwarded to the ALS Chemex assay laboratory in Vancouver, BC and/or their Elko, NV laboratory.

The AGC samples that were prepared and assayed by ALS Chemex are adequate and reasonable. In addition, the samples had adequate security during all phases of their collection, transportation and analysis.

Rock Creek Sampling Method and Approach
RC drill samples from the 1999 and 2000 Rock Creek program were logged onsite by NovaGold personnel. A NovaGold geologist was present at all times during the drilling program and managed all sampling conducted in 1999 and 2000. Samples were collected on 1.5 -meter intervals and consisted of a 40% split for assay purposes and a 60% split for future metallurgical or other purposes. Samples were then bagged and secured on site to prevent purposeful or inadvertent contamination. Original assay pulps and rejects have been discarded; the remaining 60% split of each interval is stored in NovaGold’s Nome warehouse facilities.

During the 2004 site visit, the following describes the RC sampling process. The sample interval is 1.5 meters. The sample consists of a ¼ split (from a rotary splitter); this is caught in three 5-gallon buckets that cascade into each other. The buckets contain suspended short lengths of six in PVC that reduce turbulence in the bucket. Occasionally, a fourth bucket is required.

When the interval is completed, the buckets are decanted by pouring the water out on the ground. The sample, weighing about 12 kg, is transferred to cloth bags, which can further drain while sitting on the ground by the rig. A 2 kg sample is put in a strainer and panned. This sample is used for logging. The dry weight of the sample is recorded at the preparation laboratory. The fraction split at the rig is also recorded.

Rods are 15 feet long. A mixture of bentonite and water is injected. If a switch to a tricone bit is made, the first rod is 10 feet long; thereafter 15 foot rods are used. The recovery percentage for the 2004 AGC RC drilling campaign was estimated using dry sample weights recorded by ALS Chemex similar to the method that was used for determining core recovery using the weight method. In the 2004 RC drilling program, AGC collected an approximate ¼ split of wet RC drill cuttings for each 5 foot (1.52 meter) long interval that was sampled. These ¼ splits were then dried and weighed by ALS Chemex. A theoretical dry sample weight was calculated for the 2004 RC assay intervals using the bit diameter, sampled length, and default dry density of 2.71 g/cm3. The theoretical dry weight was divided by four and used as the denominator in a recovery calculation that used the actual reported dry weight as the numerator.

The RC recoveries that were estimated using this method are subject to some uncertainty but, in general, this method provides an indication of suspect RC intervals as defined by very low or high sample weights. RC gold grades display more of a bell-shaped curve function relative to recovery.

Data intervals with less than 30% or greater than 120% RC recovery were rejected for use in mineral resource estimates. Drill log descriptions were reviewed for each low and high RC recovery interval and confirmed that drilling conditions may have been responsible for the suspect weights associated with those intervals. The data show that in general, both the low and high recovery intervals are found at shallow depths, typically within 20 meters of the surface, and tend to have low gold grades.

Big Hurrah Sampling Method and Approach
AGC drilled 84 RC holes during 2004 and 2005 totaling about 4,556 meters. Drill cuttings were discharged from the cyclone into a rotating wet splitter. The splitter is sectioned into 16 pie-shaped wedges. The volume of sample was reduced by covering one-half (4 wedges) of the pie-shaped sample wedges resulting in a ¼ split collected as sample for analysis. Cuttings exiting the splitter were collected in a three-tiered cascading system using three 5-gallon buckets with inserts. Inserts reduce turbidity created from sample and fluid exiting the splitter. After an interval was drilled, buckets were removed and set aside to settle. After settling, the sample was decanted and transferred into a numbered sample bag, which was closed with a wire tie to seal the bag. Chip trays were filled with character samples for each hole. The samples were then logged by an AGC geologist present on site.

This process was repeated for each interval. Continuous samples were collected for each 1.5 -meter interval. Each sample was allowed to dry, then removed from the field and staged at the Big Hurrah camp site. A final check was made for numbering continuity and sample count, and then samples were placed in supersacks and transported to the airport in Nome. The samples were transported to Alaska Analytical Laboratories Inc. in Fairbanks, AK by Everts Air Cargo. The entire drilling and sampling process was supervised by an AGC geologist and all samples were collected by AGC personnel.

AGC drilled 45 diamond core holes in 2005 and 2005 totaling about 2,500 meters of drilling. These holes were located along the entire length of the main mineralized portion of the Big Hurrah deposit. Core samples were collected in a triple-tube core barrel then placed in core boxes. Run blocks were inserted into the core at the end of each run. The core boxes were then transported to the Big Hurrah core logging facility and logged by an AGC geologist. Core boxes were brought into the core shack and laid out on tables. Each box was examined by the geologist for any errors such as core placed into the box backwards, errors in labeling core boxes and core run blocks. The core run block footages were then converted from feet to meters and core was rotated so alignment was consistent. Core was washed. Core recovery and rock quality designation (“RQD”) were measured for each core run. The core was then logged, recording lithology and all geologic features, alteration, mineralization and geologic structure. Sample intervals (generally 2 meters) were then determined and sample numbers assigned from sample books. A sample tracking sheet and graphic log were then completed and the core was photographed. Core was sampled in 2-meter intervals; the entire core sample was submitted for analysis. Samples were assigned numbers, photographed, placed in bags and sealed with wire ties. A final check was made for numbering continuity and sample count, and then samples were placed in supersacks and transported to the airport in Nome. The samples were transported to Alaska Analytical Laboratories Inc. in Fairbanks, AK by Everts Air Cargo.

A number of comparisons between the different sampling campaigns as a part of data verification as required by NI 43-101 were made. There is clearly a low-bias associated with the Placer Dome gold assays when they are compared against AGC and Solomon Resource assays. The Placer Dome assays are too low, but they were used without any adjustment to estimate mineral resources. There appears to be a reasonable correlation between the Solomon and Nighthawk data with one another and with the AGC data, and in the author’s opinion these data can be used to estimate mineral resources.

Rock Creek – Data Verification

The drill hole location surveys were verified and no marked discrepancies in re-surveyed locations from the original locations were found. Data verification and validation were carried out by AGC personnel. Norwest conducted an audit of six randomly selected holes from the pre-2003 drilling that had been questioned. Items checked against original sources included collar location, down-hole survey, assay results and sample intervals. No errors were found. Norwest concludes the assay and survey databases are sufficiently free of error to permit resource estimation. Review of samples and field sampling sites was conducted during the site visit. Samples appear to be a legitimate reflection of the in-place material.

Rock Creek – Mineral Processing and Metallurgical Testing

Much of the test work was performed through June 2005 under the supervision of Pennstrom Consulting. This process design included several activities, which were:

  review of the historical metallurgical work previously performed on Rock Creek and Big Hurrah ores;
  development of a project definitive test work program;
  analysis of the program and current test work results;
  incorporation of all of the results into a process flow sheet and plant design; and
  incorporating the information into a feasibility level project study.

Test work was initiated on Rock Creek ores in the mid 1980s by Newmont Mining Company and Placer Dome, who began with simple in house cyanidation tests of samples collected at surface. The most important test work that was performed prior to this investigation was that work performed by McClelland Laboratories Incorporated in Reno, Nevada. This work followed up previous tests with larger, more representative samples of the Rock Creek ore types. McClelland’s focus was on treating the whole ore with cyanidation and gravity followed by whole ore cyanide leaching of the gravity tails. This work clearly indicated that the Rock Creek ores were amenable to gravity and cyanide leaching.

The current test work program focused on obtaining sufficient test work data to develop a process flow sheet that would have the highest financial return for Rock Creek ores. Big Hurrah ores were also sampled and tested in this program. High Nome power costs coupled with high freight costs directed the testing program to examine minimized grinding requirements and reagent needs. A test work flowsheet was developed to focus on a coarse grind gravity and flash flotation circuit that would be followed by onsite concentrate treatment. The concentrate treatment test work focused on methods to remove the gold from the concentrates in order to produce a doré product suitable for shipment to a precious metals refinery. This most recent program was performed by Process Research Associates in Vancouver, British Columbia, and Resource Development Inc. in Wheat Ridge, Colorado.

Test work on the Albion zone, Tension Vein, and Big Hurrah materials suggests that a high recovery can be obtained by using a combination of gravity concentration and flotation. The gravity middlings and the flotation concentrate can then be effectively leached using a weak cyanide solution in a 40 to 50% solids slurry. Due to the presence of organic carbon in the Big Hurrah ore, the cyanide leaching for this ore type was observed to give highest results when leaching occurred in the presence of activated carbon. The following table summarizes the results of the test work performed on the three ore types when the gravity-flotation-cyanide leach circuit was used.

GOLD RECOVERY BY DESIGNATED METALLURGICAL PROCESS AT A P80 OF 212 MICRONS

Ore Type	Gravity Gold Recovery (%)	Flotation Gold Recovery (%)	Leach Gold Recovery (%)	Combined Process Gold Recovery (%)
Tension Vein	93.0%	71.6%	74.9%	96.8%
Albion Shear	54.5%	55.5%	87.3%	76.5%
Big Hurrah	75.8%	38.4%	92.4%	84.4%

Gold recovery was found to be optimal on the Tension Vein material at a grind of 212 microns. Since the Tension Vein material makes up approximately 75% of the ores treated at Rock Creek, this became the target grind for future test work. However, test work results on the Albion zone ore, and later on the Big Hurrah ore, were slightly lower than predicted at this target grind. Gold recoveries for the Albion zone material responded well at 212 microns, but were somewhat improved at finer grinds of 145 microns (76.5% recovery versus 81.5%) . This was also true for the Big Hurrah ores as recoveries improved from 84.4% to 91.6% by decreasing the grind size from 212 microns to 145 microns. The goal of minimizing reagent consumption is met by designing the process to only leach the concentrates, which is approximately 15% of the total ore stream tonnage fed to the mill.

Galore Creek Project, British Columbia

Galore Creek Partnership

On August 1, 2007, the Company formed a partnership with Teck (the “Galore Creek Partnership”) with respect to the Galore Creek project. Each of NovaGold and Teck has a 50% interest in the Galore Creek project. The activities of the Galore Creek Partnership are being conducted by Galore Creek Mining Corporation (“GCMC”), an independent entity controlled equally by NovaGold and Teck. Under the original agreement, the Company contributed its assets in the Galore Creek project to the Galore Creek Partnership and Teck was to fund an initial contribution after which both partners would be equally responsible to fund the project going forward. In addition, under the terms of the original partnership agreement, the Company would receive up to US$50 million of preferential distributions once Galore Creek was fully operational, if partnership revenues exceeded certain established targets in the first year of commercial production.

On November 26, 2007, the Company announced that NovaGold and Teck had reached the decision to suspend construction activities at the Galore Creek project. In light of these developments, NovaGold and Teck amended the terms of Teck’s earn-in obligations in connection with Galore Creek. Under the amended arrangements, Teck’s total earn-in was approximately $403 million and the Company was to receive up to US$25 million of preferential distributions once Galore Creek became fully operational, if Partnership revenues exceeded certain established targets in the first year of commercial production. Teck’s sole funding of project costs incurred after August 1, 2007 was to total $264 million, and Teck agreed to invest an additional $72 million in the Galore Creek Partnership to be used over the next five years, principally to reassess the project and evaluate alternative development strategies. NovaGold and Teck were to fund the next $100 million of project costs one third and two thirds respectively, and would fund costs proportionately thereafter.

NovaGold stopped paying its share of costs in November 2008 with the potential of being diluted from its 50% interest in the Partnership. On February 11, 2009, NovaGold and Teck agreed to amend certain provisions of the Partnership Agreement relating to the Galore Creek project. The agreement confirms that NovaGold and Teck each continue to hold a 50% interest in the Galore Creek Partnership. Under the amended agreement, Teck will now fund 100% of Galore Creek costs until the total amount contributed by Teck after November 1, 2008, together with approximately $15.8 million previously contributed by Teck on optimization studies, equals $60 million. Teck’s remaining funding obligation, taking into account the amount 100% funded by Teck for November and December 2008 of $8.5 million, is approximately $35.7 million, which is to be contributed by December 31, 2012. During the period of Teck’s sole funding, Teck will have a casting vote on the Galore Creek Partnership’s Management Committee with respect to the timing and nature of expenses to be funded. Following Teck’s $60 million contribution, all further costs at Galore Creek will be funded by Teck and NovaGold in accordance with their respective Galore Creek Partnership interests. The new funding arrangements replace the funding arrangements agreed by Teck and NovaGold in November 2007. See “General Development of the Business – Recent Developments – Galore Creek”.

Unless stated otherwise, the information in the following sections is based on the technical report titled “Galore Creek Property NI 43-101 Technical Report, British Columbia – Canada” dated January 25, 2008 (the “2008 Galore Technical Report”) prepared by Kevin Francis, P.Geo. who is a “Qualified Person” as defined in NI 43-101. The 2008 Galore Technical Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the 2008 Galore Technical Report which is available for review on SEDAR located at www.sedar.com.

Galore Creek – Property Description and Location

The Galore Creek property is a large copper-gold-silver project located in northwestern British Columbia. The main Galore Creek property, which consists of the Southwest, Central, Junction and West Fork deposits, contains most of the project’s known resources. Under an option agreement originally with subsidiaries of Rio Tinto plc and Anglo American plc, the then shareholders of Stikine Copper Limited, the owner of the core mineral claims at the Galore Creek project, NovaGold could acquire 100% of such company. On June 1, 2007, the Company completed the exercise of its option pursuant to the Galore Creek Option Agreement to purchase 100% of Stikine Copper Limited by paying the final US$12.5 million of a US$20.3 million purchase. NovaGold’s financial earn-in requirements under the Galore Creek Option Agreement were satisfied and all of Stikine Copper’s assets were purchased by NovaGold and have been transferred to the Galore Creek Partnership.

Under the Copper Canyon Option Agreement, NovaGold had the option to acquire up to an 80% interest in the Copper Canyon property, which is immediately east of the main Galore Creek property. An initial 60% interest could be earned by expending $3 million on the property, issuing 296,296 common shares of NovaGold (all of which have been issued) and making property payments of up to $0.25 million. An additional 20% interest in the property could be earned by paying $1 million and completing a feasibility study by September 2011. On November 14, 2007, the Company provided notice to Copper Canyon Resources Ltd. that it had completed its earn-in requirements to earn a 60% interest in the Copper Canyon property. On February 12, 2008, NovaGold notified Copper Canyon Resources Ltd. that it would not exercise the second option for an additional 20% interest in the Copper Canyon property and, upon such notice, was deemed to have formed a joint venture with Copper Canyon Resources Ltd. to develop the property. The Copper Canyon property is subject to a 2% net smelter returns royalty which may be reduced to 0.5% by the payment of $2 million to the royalty holder.

On February 13, 2006, the Company announced that it had entered into a comprehensive agreement with the Tahltan Nation for their participation in, and support of, the development of the Galore Creek project. Financial contributions will be made by GCMC to the Tahltan Heritage Trust Fund which will be used to mitigate any adverse social and cultural impacts of mine development. During mine operations, Trust Fund payments are guaranteed to be no less than $1 million annually. Upon reaching certain agreed financial targets, and subject to positive mine operating cash flow, the trust will receive the greater of $1 million or a 0.5 to 1.0% NSR royalty each year.

Galore Creek – Mineral Tenure

On May 23, 2007, NovaGold and Teck announced a 50/50 partnership to develop the Galore Creek property. On August 1, 2007 the Galore Creek Partnership was established to develop the Galore Creek mine and created GCMC, a jointly controlled operating company. In October 2007, all Galore Creek claims held by NovaGold Canada Inc. were transferred to GCMC. GCMC currently holds 141,427 hectares (349,474 acres) of British Columbia provincial mineral claims in 315 tenures. Included in this total are the five Grace claims that were acquired by GCMC from Pioneer Metals Corporation on December 3, 2007. At the adjoining Copper Canyon property the joint venture holds 12 claims totaling 11,344 hectares (28,032 acres).

Galore Creek – Accessibility and Climate

The property is located approximately 200 km north of Stewart, BC and 96 km northeast of Wrangell, Alaska, the two closest communities with tidewater facilities. The town of Smithers, 370 km southeast, is the nearest major supply centre and has an airport with regularly scheduled flights to and from Vancouver, BC. Galore Creek and the Scud River are part of the tributary system of the Stikine River, an international waterway which drains an area of 49,000 square km. Helicopter is the present means of access to the Galore Creek property. The Bob Quinn airstrip on the Stewart-Cassiar Highway is located approximately 75 km east of Galore Creek and has been used as the staging area for project mobilization and demobilization.

Galore Creek is located in the humid continental climate zone of coastal British Columbia and is characterized by cool summers and cold humid winters, with several months of snow cover. Summer temperatures may be above

20°C and minimum winter temperatures may fall below -20°C. Average annual precipitation is 200 cm with approximately 70% of this falling between September and February, mainly as snowfall. Elevations on the property range from 500 to 2,080 meters above sea level. The terrain over the central and northern portions of the property is gentle and rolling, and the surrounding topography is characterized by rugged mountains. The elevation of the tree line is variable but alpine vegetation predominates above the 1,100 meter level. Below that, forests are made up of Balsam fir, Sitka spruce and a few cedar. Higher up the valley, the moraines are bare to sparsely overgrown by subalpine vegetation. The project is currently isolated from power and other public infrastructure. Sufficient space is available on site for the various facilities required for a mining operation, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

Galore Creek – Geological Setting

The main Galore Creek deposits lie in Stikinia, an accreted terrain composed of tectonically juxtaposed Mesozoic volcano-stratigraphic successions. The eastern boundary of the Coast Plutonic Complex lies about 7 km west of the claim block. A suite of multiphase syenite intrusions cuts a section of flysch-basin sedimentary strata and alkaline volcanic rocks of the middle to upper Triassic Stuhini Group. The intrusive suite, centered in the West Fork area, forms a north-northeast-trending belt 5 km long and 2 km wide and contains stocks, dikes and extensive sills. The presence of numerous sub-volcanic syenite sills indicates that the intrusions formed at a structurally high level. The spatial and temporal association of the chemically similar intrusive and extrusive igneous rocks indicates that the Galore Creek area is probably an eroded volcanic center. The Galore Creek intrusions commonly follow two orientations, one northwest and the other northeast. Post-intrusion and post-ore faulting follows these same orientations. Regionally, the Stuhini section shows broad open folding. The mineralized section is less deformed, so it is unclear whether the deformation occurred prior to, during, or subsequent to mineralization.

Copper Canyon, a satellite copper-gold resource located 6 km east of the Central Zone, shares a number of geological and geochemical similarities with the main deposits, including the occurrence of identical dike-rock types, a similar sulfide suite and occurrence within the same host volcano-stratigraphic succession. Regional stratigraphic relationships suggest that Copper Canyon represents a different but coeval volcanic edifice.

Galore Creek – Alteration and Mineralization

Mineralization at Galore Creek occurs primarily in altered Triassic alkalic lavas, volcano-sedimentary strata and, to a lesser degree, in alkalic intrusions. Twelve copper-gold-silver mineralized zones have been identified on the property. Alteration mineral assemblages at Galore Creek are somewhat unique due to the near total lack of quartz in the volcanic and intrusive host rocks. In general, the center of the district shows potassic alteration, including potassium-feldspar, biotite and magnetite, with local concentrations of garnet. Copper-sulfides are most closely associated with secondary biotite and magnetite. A propylitic assemblage, including epidote, chlorite and pyrite occurs outboard of the potassic assemblage.

Most of the mineralized zones contain evenly disseminated copper-sulfide with little apparent control by stockwork or larger scale veining. The sulfide assemblage generally includes chalcopyrite, bornite and pyrite. Uncertainty exists whether the pyrite is auriferous, but strong magnetite commonly occurs within gold-enriched zones. Higher gold values occur at the northern and southern ends of the Central deposit. These higher gold values generally occur along with elevated concentrations of bornite. Locally, as in the West Fork area, massive magnetite-bornite-chalcopyrite mineralization contains bonanza grades (>20% copper with significant precious metal values).

Mineralization at Copper Canyon occurs primarily in a sub-volcanic syenite intrusive complex. This host lithology defines the primary difference from the main Galore Creek deposits. Chalcopyrite forms the primary sulfide mineralogy; bornite is rare. As at Galore Creek, mineralization is evenly disseminated and shows no apparent association with veining. The periphery of known mineralization contains elevated gold/copper ratios along with relatively higher concentrations of pyrite. Copper mineralization appears to occur as an annular zone around a barren fluorine-rich diatreme breccia.

Galore Creek – Metallurgy

The sulfide minerals at Galore Creek are predominately gold- and silver-bearing chalcopyrite, bornite and pyrite. A primary grind of 80% passing 150 microns provides sufficient rougher flotation liberation to separate the copper minerals from the pyrite and gangue. At this grind, the majority of the gold is either free or associated with the copper sulfides. The proposed treatment process uses conventional flotation to produce a precious-metal-bearing copper concentrate.

The Galore Creek project has been the subject of several metallurgical studies since the 1960s. Early work by Kennecott Corporation (“Kennecott”) culminated in 1967 with a continuous pilot plant mill test. The pilot plant processed a 50-ton bulk sample mined from a short adit across the Central Zone of the deposit. The pilot plant confirmed the results of earlier bench-scale testing. The bulk sample assayed 1.28% copper of which 96% was recovered into a 25% copper concentrate. The indicated gold and silver recoveries from the sample were 63.9% and 84.5% respectively. Kennecott followed up in 1992 with additional bench testing using four composites taken from the then newly discovered Southwest Zone as well as two new composites from the Central Zone. The object of this study was to determine the amenability of the composites to the flow sheet developed previously and to determine if gold recovery could be significantly improved. It was found that both gold recoveries and copper concentrate grades for the Central Zone were higher than those indicated for the Southwest Zone. This was attributed to the higher pyrite content in the Southwest Zone and the association of at least part of the gold with pyrite. Overall copper and gold recoveries to a 25% copper concentrate averaged 90% and 58%, respectively.

NovaGold’s work in 2003 and 2004 consisted of further bench tests. The program included verification of the flow sheet, determination of grindability, modal analysis of flotation feed and products, gravity concentration, and batch rougher and cleaner flotation tests. The 2003 work was carried out on four 50-kg samples selected from the 2003 higher grade drill intercepts in the Central and Southwest Zones. The 2004 work was carried out on eight 50-kg samples selected from various locations from within the Central, Southwest, Junction, West Fork and Copper Canyon Zones.

The following is a summary of the key observations from the 2003/2004 work:

  Comparative ball mill work indices carried out on 28 samples averaged 13.5 kWh/t.
  Copper and gold were readily recovered using a simple flotation scheme and standard reagents for copper.
  A primary grind of 80% passing 150 microns was sufficient for copper mineral and gold liberation.
  A significant fraction of gold was free and floated readily with the copper minerals.
  Gravity gold concentration appeared to have limited additional benefits as the gold was readily recovered by flotation.
  Rougher concentrate required regrinding to a nominal 80% passing 40 microns for effective cleaning.
  A series of locked cycle flotation tests on the main ore types from within the Central, Southwest, Junction and West Fork Zones produced results in line with previous test work. An average head grade of 0.74% copper and 0.38 g/t gold produced 29% copper concentrate with copper and gold recoveries of 90.9% and 70.9%, respectively.

Metallurgical testing continued during 2005. A pre-feasibility level work program validated the flowsheet developed in the previous scoping level work. The flowsheet will comprise rougher flotation, regrind of rougher concentrate and three stages of cleaner flotation. The final concentrates appear readily marketable and had relatively low penalty elements. Fluorine and selenium concentrators were variable and could slightly increase the cost of processing at some smelters.

Galore Creek – Sampling and Assaying

Historically from 1963 to 1991, drill core in mineralized zones was generally sampled in 3-meter intervals. The samples were tagged then split in half using a mechanical splitter. One half of the core was returned to the core box and the other half shipped to an outside laboratory for analysis. The core returned to the boxes remains on site as a record of the hole. Much of the core from the Central Zone was re-assayed as part of the 1991 exploration program. No site-specific standards, blanks or field duplicate samples were used in any of the previous exploration programs.

Sampling and assaying procedures used by the Company have been overseen by qualified professional geologists. All drill core from the 2003 through 2007 programs, except intervals of overburden and till material, were sampled. Drill core sampling occurred within a minimum of 1-meter and a maximum of 3-meter intervals. The core was cut in half using a diamond saw. Half of the core was taken as a sample and submitted to ALS Chemex Labs in Vancouver, BC. The core that was returned to the box remains on site as a permanent record. In addition to the core, control samples were inserted into the shipments at the approximate rate of one standard, one blank and one duplicate per 20 core samples. The placement of all control samples was essentially random within the 20-sample batch.

All assay analysis for the 2003 through 2007 programs was carried out by ALS Chemex Labs of Vancouver, BC. Upon arrival at the lab the samples were logged in a tracking system and the weight was recorded. The samples were then prepped by drying and the entire sample crushed. A 250g split was pulverized to >85% passing 75 microns. Sample analysis for gold content was conducted by 30g fire assay with gravimetric finish. Results were provided between 0.05ppm and 1,000ppm accuracy. Additional ICP analysis was conducted for 34 elements by aqua regia acid digestion and ICP-AES.

Galore Creek – Project History, Drilling and Exploration

Drilling History
Since initial discovery of the Galore Creek property in 1960, 811 diamond drill holes totaling 220,985 meters have been drilled on the property. Most of this work has focused on the Central Zone, with lesser amounts of work on eleven other target areas. Some zones have received only reconnaissance drilling. During the 1970s, drilling was principally confined to the Central Zone but nine holes were also drilled on the North Junction Zone. Average core recovery in the Central Zone was between 75 and 85% with the poorest recovery at depths between 60 and 90 meters where abundant open sheet fractures were encountered. At depths below 90 meters core recovery approached 100%. In the North Junction Zone recovery averaged around 60% due to shattered and sheared sections encountered both near surface and at intervals throughout the holes. In 1989–1990, Mingold, an Anglo American subsidiary, drilled holes on the Southwest Zone (eight holes, 1,026 meters), the North Rim showing (six holes, 546 meters), the Saddle Zone (two holes, 226 meters) and two reconnaissance holes. The 1991 drill program was mainly directed at areas peripheral to the Central Zone as well as exploration holes located in the Southwest, Butte, North Rim and Dry Creek Zones. Only six holes were drilled within the Central Zone itself.

The first drill program directed by NovaGold began in September of 2003, and consisted of eight core holes targeting four broad areas of the deposit: the North Gold Zone, South Gold Zone, Central Replacement Zone and Southwest Zone. Drilling was focused on understanding the zonation and gold variability of the deposit. This program was responsible for the discovery of new mineralization, known as the Bountiful Zone, found at depth below the South Gold Lens.

2006 Program
The 2006 drill program focused primarily on further definition of the deep Bountiful mineralization discovered in 2003, further resource definition along the western margin of the Central deposit and completion of condemnation drilling on the Grace claims in the planned tailings disposal site. The program drilled in excess of 36,200 meters in 67 drill holes and encountered significant new mineralization in the Bountiful Zone, in the high-wall of the Central deposit and down dip in the West Fork deposit. Additional geotechnical drilling in support of mine development was also completed.

Wide-spaced drilling in the Bountiful Zone defined a sub-horizontal zone occurring at roughly 300 meters depth and extending nearly 1,000 meters in the north-south direction and 700 meters in the east-west direction. Drilling indicates that typical widths in the Bountiful Zone are greater than 200 meters on average and up to 500 meters in a few exceptional intervals. Drilling at depth in the high-wall of the Central Zone extended mineralization from the North Gold lens approximately 250 meters to the west. Additional drilling in the Dendritic Creek area about 750 meters south of the North Gold lens shows limited mineralization to the west and likely the limited loss of some previously inferred mineralization. Drilling down dip along the north-dipping West Fork deposit continued to expand mineralization to depth and toward the Bountiful and Southwest deposits.

2007 Program
The 2007 drilling program for Galore Creek completed 15,000 meters of follow-up and exploration drilling. Targets concentrated on optimization of the mine schedule by targeting shallow moderate-grade resources that could displace low-grade stockpile material in years seven to nine of operations. Additional exploration focused on scoping potentially high-grade underground scenarios that could heighten the value of the project.

Drilling was carried out at three primary locations: Copper Canyon, the Grace Claims and the Lower Butte Zone. Drilling at the Lower Butte Zone suggests potential for resource additions. At the Copper Canyon deposit, drilling focused on testing up-slope historical soil anomalies, testing higher-grade targets discovered in 2006 and expanding on depth and lateral extensions of the current resource. As a result of the drilling at Copper Canyon, NovaGold has earned a 60% interest in the neighboring project. Significant additional drilling was completed to test the geotechnical characteristics of planned pit slopes, waste and tailings storage and water diversion facilities.

Galore Creek – Construction

On June 5, 2007, NovaGold announced that it had received the necessary Federal and Provincial authorizations and permits to allow NovaGold’s Board of Directors to approve the start of construction at Galore Creek. Board approval for construction activities was contingent on receiving full Provincial and Federal authorization for the project. Federal authorization was posted to the Canadian Environmental Assessment Registry on June 4, 2007.

On July 31, 2007, the Provincial Government announced the issuance of a Mines Act permit for the Galore Creek project for construction of the access tunnel. An interim permit issued on July 4, 2007 authorized limited blasting to prepare and stabilize the rock face of the tunnel, as well as preparatory work for the sediment ponds. Receipt of the new permit authorized completion of the access road and tunnel and allowed for the start of earthworks in the Galore Creek Valley.

Galore Creek – Construction Suspension

On November 26, 2007, the Company announced that NovaGold and Teck had reached the decision to suspend construction activities at the Galore Creek project. A review and completion of the first season of construction indicated substantially higher capital costs and a longer construction schedule for the project. This, combined with reduced operating margins as a result of the stronger Canadian dollar, would make the project, as conceived and permitted, uneconomic at then consensus long-term metal prices. NovaGold and Teck continue to view the property as a substantial resource and are working to identify an alternative development strategy that may allow for the resumption of construction.

Prior to the suspension of construction, substantial work was completed at Galore Creek, including clearing 80% of the 135-kilometer road right-of-way, completing 66 kilometers of pioneer road, installing a number of key bridges and initiating work on the road access tunnel into the Galore Creek Valley. During the construction suspension and optimization period, the partners intend to maintain the existing infrastructure.

A new, highly seasoned, Galore Creek leadership team was appointed in early 2008. This team commenced an aggressive review of the project with the objective of identifying an alternative development strategy that would allow the partners to resume construction and advance Galore Creek toward production. While permits granted for the original project design remain in place, an alternative project design will likely require new or additional permits before construction can resume.

The Galore Creek Partnership had planned to release a go-forward plan for the project in the fourth quarter of 2008, including an alternative development strategy and updated economics for the project. Construction costs worldwide appear to be declining but given the nearly 50% drop in the copper price and market conditions that severely impacted the share price of all mining companies, the Galore Creek Partnership has decided to keep the project on care and maintenance until market conditions become more favorable. There has been limited road construction during 2008 to connect portions of the access road to allow equipment to be driven out, greatly reducing the costs associated with project suspension. As a result, the access road is now complete up to kilometer 40, an achievement that will improve access to the project and reduce construction costs should the project be restarted.

Galore Creek – Environmental Assessment and Permitting

The Galore Creek environmental assessment process was initiated in February 2004. As part of the environmental assessment review process, a series of public meetings was held in various communities in the Galore Creek region, with the public and regulator comment periods running from July 10, 2006 to September 8, 2006 and September 22, 2006, respectively. The Tahltan Central Council, which was actively engaged in the entire assessment process, submitted their comments to the British Columbia Environmental Assessment Office on October 18, 2006, including a letter of support from the Chair of the Tahltan Central Council. The permitting process for Galore Creek progressed as expected resulting in the receipt of the BC Provincial Environmental Assessment Certificate in February 2007. Federal authorizations were received during Q2-2007.

Although construction at the Galore Creek project was suspended in late 2007, the Canadian Federal and Provincial authorizations to proceed in accordance with the feasibility plan remain in good standing as do the majority of key permits required to continue construction. Should current re-engineering activities culminate with a recommendation to approve substantial changes in the location of critical infrastructure or key aspects of project design, some or all of these authorizations will likely require amendment before full-scale construction could restart.

Galore Creek – Resource Estimates

The resource estimate for the Galore Creek project was updated by NovaGold to reclassify the proven and probable reserves as measured and indicated resources and to update the inferred resource estimate.

The measured and indicated resource now totals 786 million tonnes grading 0.5% copper, 0.3 g/t gold and 4.9 g/t silver for a total metal content of 8,926 million pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver at a cut-off grade of 0.21% copper-equivalent (“CuEq”).

The updated inferred resource, including NovaGold’s 60% interest in the Copper Canyon project (held in trust for the Galore Creek Partnership), now totals 457 million tonnes grading 0.35% copper, 0.3 g/t gold and 4.8 g/t silver for a total metal content of 3,554 million pounds of copper, 3.8 million ounces of gold and 65.2 million ounces of silver at a cut-off grade of 0.21% CuEq for Galore Creek and 0.35% CuEq for Copper Canyon.

Unless stated otherwise, the summary tables below show resources at a CuEq cut-off grade of 0.21% . Copper equivalent grades are based on both long-term average metal prices and estimated recoveries using extensive metallurgical data from the Galore Creek resource area. Significant mineralized material exists beyond the current resource conceptual pit and is the focus of ongoing delineation drilling.

Galore Creek Measured, Indicated and Inferred Resource Estimate(1)(2)
Effective Date January 25, 2008

Resource Category	Tonnes (Millions)	Cu (%)	Au (g/t)	Ag (g/t)	CuEq(3) (%)	Copper (M lbs)	Gold (M ozs)	Silver (M ozs)
Measured	4.7	0.5	0.4	4.4	0.8	54.1	0.1	0.7
Indicated	781.0	0.5	0.3	4.9	0.7	8,872.3	7.2	122.4
Measured + Indicated	785.7	0.5	0.3	4.9	0.7	8,926.3	7.3	123.1
Inferred(4)	522.5	0.4	0.3	4.8	0.6	4,018.3	4.9	80.4

(1)	Measured and indicated resources shown on a 100% basis, of which NovaGold owns a 50% interest.

(2)	Rounding errors may occur.
(3)

Copper-equivalent (CuEq%) calculations use metals prices of US$1.55/lb of copper, US$650/oz of gold and US$11/oz of silver. Copper- equivalent calculations (CuEq%) reflect gross metal content that has been adjusted for metallurgical recoveries based on the metallurgical domain testwork. Copper recovery is expressed as a formula unique to each metallurgical domain necessary to derive copper concentration grades. Gold and silver recoveries of each metallurgical domain are expressed as a proportion of copper recovery.

(4)

Galore Creek inferred resource is tabulated at a 0.21% CuEq cut-off grade and are shown on a 100% basis, of which NovaGold owns a 50% interest. Copper Canyon inferred resource is tabulated at a 0.35% CuEq cut-off grade and are shown on a 100% basis, of which NovaGold owns a 60% interest. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Reserve and Resource Estimates”.

A rigorous quality control and quality assurance protocol has been used on the project, including blank and reference samples with each batch of assays. All NovaGold drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, BC, Canada.

Galore Creek – 2008 Project Development

The 2008 diamond drilling program at Galore Creek was carried out between June 25, 2008 and September 17, 2008. The program consisted of nine diamond drill holes totaling 2,050 meters. The main objectives of the program were to obtain important acid base accounting (“ABA”) data in the Central, Southwest, North Junction and Junction pits, to confirm legacy grades in the Junction pit, and to collect metallurgical data in the Central pit for engineering design. Seven drill holes totaling 1,297 meters targeted gaps in the ABA model, specifically along the pit boundaries of the Central (South Gold Lens), Southwest and North Junction pits and within the core of the Junction pit. Two drill holes totaling 752 meters were drilled for the purpose of collecting metallurgical data in the chalcopyrite-rich Central Replacement Zone and the chalcopyrite-bornite-rich North Gold Lens.

Galore Creek – Future Work

Long-term demand for gold and copper, despite the recent decline in copper prices, is expected to remain strong and the Galore Creek property contains one of the world’s largest undeveloped copper and gold resources. British Columbia is a good place to invest and both NovaGold and Teck remain committed to working in the province. During 2008 the Galore Creek Partnership worked with the Tahltan Nation and government regulators to develop and implement a program to maintain the road, bridge and related infrastructure to a high standard so that adverse environmental impacts are minimized. Under the direction of GCMC’s new leadership team, studies were completed to evaluate numerous alternative development approaches. The Galore Creek Partnership had planned to release a go-forward plan for the project in the fourth quarter of 2008, including an alternative development strategy and updated economics for the project. While current market conditions do not support an immediate restart to the project, the Galore Creek Partnership will maintain infrastructure invested in the project to date so that construction can resume quickly if a new plan is approved when market conditions improve. See “— Galore Creek Partnership”.

Nome Gold Project, Alaska

Nome Gold – Property Description and Location

The Nome Gold property is located 5 kilometers north of Nome, Alaska on lands owned by the Company. The resources are hosted by near-surface unconsolidated sands and gravels and have been historically mined for over 100 years. Since 1900, more than four million ounces of gold have been extracted by various parties from the Nome Gold property. Mining was shut down on the project in 1998 due to low gold prices. In 2004, the Company commenced engineering studies to evaluate the viability of restarting mining operations at the property.

AGC owns 6,270 hectares (15,491 acres) of patented mining claims in and around the City of Nome with an estimated 4,050 hectares (10,000 acres) within Nome City limits. The property consists of 323 mineral surveys made up of one or more patented claims generally 100% owned by AGC. Approximately 819 hectares (2,024 acres) are subject to royalties to various third parties. The surficial placer gold and gravel deposits on the patented mining claims surround the city of Nome to the northeast, north and northwest. Patented mining claims convey a fee simple title to the owners which includes both surface and subsurface estates. These patented claims have no annual work requirements associated with them.

Nome Gold – Resource

On September 12, 2006, Norwest Corporation completed an independent Qualified Person’s review and technical report on the Nome Gold property entitled “Technical Report, Nome Placer Property”. Bruce Davis, Ph.D., FAusIMM, then an employee of Norwest, and Robert Sim, P.Geo, an associate geologist with Norwest, served as the Qualified Persons responsible for the preparation of the Technical Report as defined in NI 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 an NI 43-101 compliant resource estimate and Technical Report for the property. The resource estimate was generated from churn and RC drill hole sample assay results and the associated thickness of gravel. The resource estimate is based on a 2D computer gridded seam model with gold block grades estimated into 100 foot x 50 foot blocks using drill hole assays composited into single samples. Prior to compositing the drill hole grades, high-grade outlier values were cut based on examination of probability plots. The grade estimation model was validated by visual and statistical methods and deemed to be globally unbiased. The blocks were then classified into measured, indicated and inferred mineral resource categories using the number of data and distance to data method. No environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues are expected to materially affect the above estimates of mineral reserves or resources.

The Nome Gold project gold resource estimate is as follows:

100% Owned Resources(1)– Nome Gold Project – 0.00484 oz/cuyd Cut-off Grade

	Cubic Yards(1) (millions)	Grade (oz/cuyd)	Contained Ounces (millions)
Measured	100.0	0.0078	0.78
Indicated	102.7	0.0070	0.72
Total Measured and Indicated	202.7	0.0074	1.50
Inferred	36.5	0.0064	0.23

Partially Owned Resources(1)– Nome Gold Project – 0.00484 oz/cuyd Cut-off Grade

	Cubic Yards(1) (millions)	Grade (oz/cuyd)	Contained Ounces (millions)
Measured	3.5	0.0063	0.02
Indicated	6.9	0.0063	0.04
Total Measured and Indicated	10.4	0.0063	0.07
Inferred	3.5	0.0056	0.02

(1)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Reserve and Resource Estimates”.

ITEM 4 RISK FACTORS

An investment in the common shares of the Company is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements relating to the Company and should be read in conjunction with the Risk Factors in the Company’s year-end Management’s Discussion and Analysis which is available on SEDAR at www.sedar.com.

NovaGold has no history of commercially producing precious metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

NovaGold has no history of commercially producing precious metals from its current portfolio of mineral exploration properties and the Company has no ongoing mining operations or revenue from mining operations. The Company has only defined or delineated any probable reserves at its Rock Creek project. None of the Company’s properties are currently under development. The future development of any properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result, NovaGold is subject to all of the risks associated with establishing new mining operations and business enterprises, including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities;
  the availability and costs of skilled labor and mining equipment;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;
  the availability of funds to finance construction and development activities;

  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and
  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce precious metals at any of its properties.

Actual capital costs, operating costs, production and economic returns may differ significantly from those NovaGold has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated. Escalation of costs was a significant factor in the decisions to suspend commissioning at Rock Creek and construction at Galore Creek.

None of the Company’s mineral properties have an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
  anticipated recovery rates of gold and other metals from the ore;
  cash operating costs of comparable facilities and equipment; and
  anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by NovaGold’s current studies and estimates, and there can be no assurance that the Company’s actual operating costs will not be higher than currently anticipated.

NovaGold’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing.

NovaGold has limited financial resources. As at November 30, 2008, the Company had a $19.2 million working capital deficiency and a bridge loan in the amount of US$20.0 million plus interest due on December 29, 2008. These significant liquidity issues were alleviated after the year-end upon the maturity date for the bridge loan being extended and then subsequently converted into common shares and a private placement generating gross proceeds to the Company of US$75.0 million. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to recommence start-up and commissioning at Rock Creek, commence production at one or more of its other mineral properties and generate material revenues, to obtain external financing or to divest its interest in non-core assets.

There can be no assurance that the Company will recommence start-up activities at Rock Creek, commence production at any of its other mineral properties projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different than those included in this Annual Information Form.

NovaGold will require external financing or may need to enter into a strategic alliance or sell property interests to develop its mineral properties.

The Company will need external financing to develop and construct the Galore Creek and Donlin Creek projects and to restart the Rock Creek project, if it is to be restarted, and to fund the exploration and development of the Company’s other mineral properties. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. The sources of external financing that the Company may use for these purposes include project or bank financing, or public or private offerings of equity or debt. In addition, the Company may enter into a strategic alliance, decide to sell certain property interests, and may utilize one or a combination of all these alternatives. There can be no assurance that the financing alternative chosen by the Company will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

Recent market events and conditions may adversely affect NovaGold’s business and industry.

Recent market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems and the deterioration of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements. In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining house prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence have deteriorated. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly resource companies such as the Company. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

In recent months, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration- or development-stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

General economic conditions may adversely effect our growth and profitability.

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect NovaGold’s growth and profitability. Specifically:

  the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;
  the volatility of gold prices would impact the Company’s revenues, profits, losses and cash flow;
  volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Company’s production costs; and
  the devaluation and volatility of global stock markets would impact the valuation of the Company’s equity and other securities.

These factors could have a material adverse effect on NovaGold’s financial condition and results of operations.

The figures for NovaGold’s resources and reserves are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this Annual Information Form and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;
  reserve, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Because the Company has not commenced commercial production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties other than at Rock Creek, where operations have been suspended, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The resource and reserve estimates contained in this Annual Information Form have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on NovaGold’s results of operations or financial condition.

The Company has not established the presence of any proven and probable reserves at any of its mineral properties other than at Rock Creek. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves at the Company’s other properties. The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Lack of infrastructure could delay or prevent NovaGold from developing advanced projects.

Completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s advanced projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

  the development of the Company’s projects will be commenced or completed on a timely basis, if at all;
  the resulting operations will achieve the anticipated production volume; or
  the construction costs and ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

Mining is inherently dangerous and subject to conditions or events beyond NovaGold’s control, which could have a material adverse effect on NovaGold’s business.

Mining involves various types of risks and hazards, including:

  environmental hazards;
  industrial accidents;
  metallurgical and other processing problems;
  unusual or unexpected rock formations;
  structural cave-ins or slides;
  flooding;
  fires;
  metals losses; and
  periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury; environmental damage; delays in mining; increased production costs; monetary losses; and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse impact on its business if it incurs losses related to any significant events that are not covered by its insurance policies. On July 19, 2007, two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek project. While the Company is not aware of any litigation in connection with these fatalities, there is no guarantee that legal proceedings will not be commenced and that the Company will not be named as a defendant.

NovaGold requires various permits to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that NovaGold has obtained, could have a material adverse impact on NovaGold.

The Company’s current and anticipated future operations, including further exploration and development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits that the Company requires for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in Canada and the United Stated are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

  environmental protection;
  management and use of toxic substances and explosives;

  management of natural resources;
  exploration and development of mines, production and post-closure reclamation;
  exports;
  price controls;
  taxation;
  regulations concerning business dealings with native groups;
  labor standards and occupational health and safety, including mine safety; and
  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

NovaGold’s activities are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emission into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

NovaGold has ongoing reclamation on some of its mineral properties and may be required to fund additional work that could have a material adverse effect on its financial position.

The Company mined silver and gold from the Murray Brook mine until 1992, when the mine was closed. In September 2000, the Company completed the final reclamation of the mine site. Although the Company has posted a bond with the Province of New Brunswick to cover expected future mine reclamation costs, there is no guarantee that this amount will satisfy the environmental regulations and requirements. Should government regulators determine that the program requires additional reclamation work, the Company may be required to fund this work, which could have a material adverse effect on the Company’s financial position.

The Company’s Rock Creek, Galore Creek, Ambler and Nome Gold properties have been subject to either historical mining operations or exploration activities by prior owners. AGC carried out mining operations for many years in the Nome area before NovaGold acquired the company. On acquisition, the Company set up a provision for reclamation work and the Company has been actively remediating the property against prior activities. The Company has also been carrying out certain remediation against previous exploration activities at both its Galore Creek and Ambler properties. There can be no assurance, however, that the Company will not be required to fund additional reclamation work at these sites that could have a material adverse effect on the Company’s financial position.

Title to NovaGold’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

There is uncertainty related to unsettled aboriginal rights and title in British Columbia and this may adversely impact NovaGold’s operations and profit.

Native land claims in British Columbia remain the subject of active debate and litigation. The Galore Creek project lies within the traditional territory of the Tahltan Nation and the Tahltan – like the majority of British Columbia’s First Nations – have not concluded a comprehensive treaty or land claims settlement regarding their traditional territories. There can be no guarantee that the unsettled nature of land claims in British Columbia will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the project.

NovaGold has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and the Company expects to incur losses for the foreseeable future. The Company incurred the following losses during each of the following periods:

  $195.0 million for the year ended November 30, 2008;
  $109.0 million for the year ended November 30, 2007 (restated due to change in accounting policy);

The Company had an accumulated restated deficit of $403.9 million as of November 30, 2007, and an accumulated deficit of $598.9 million as of November 30, 2008.

The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company’s properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of additional properties, some of which are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

NovaGold is currently, and in the future may be, subject to legal proceedings.

NovaGold is currently the subject of a class-action lawsuit. Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business. See “Legal Proceedings and Regulatory Actions – Litigation Regarding Galore Creek Disclosure”.

An event of default under the Notes may significantly reduce NovaGold’s liquidity and adversely affect NovaGold’s business.

Under the base indenture and supplemental indenture governing the Notes, NovaGold made various covenants to the trustee on behalf of the holders of the Notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Notes. The indenture is available for review on SEDAR at www.sedar.com.

If there is an event of default under the Notes, the principal amount of the Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, NovaGold could lose its properties and NovaGold’s shareholders could lose their entire investment.

The majority shareholder’s influence on the Company.

Electrum is the single major shareholder of the Company, controlling approximately 30% of the outstanding voting securities. Electrum also has certain rights to participate in any future equity offerings by the Company. Accordingly, Electrum will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company’s assets and other significant corporate actions. Unless full participation of all shareholders takes place in such shareholder meetings, Electrum may be able to approve such matters itself. Additionally, while Electrum has agreed to vote its common shares at the 2009 annual general meeting of the Company in favor of management’s nominees to the Company’s Board of Directors or to abstain from voting on such matter, in the years following 2009, Electrum will have significant influence in determining the members of the Board of Directors. Without the consent of Electrum, the Company could be prevented from entering into transactions that are otherwise beneficial to the Company. The interests of Electrum may differ from the interests of our other shareholders.

Recent high metal prices have encouraged mining exploration, development and construction activity, which has increased demand for and cost of contract mining services and equipment.

Recent increases in gold prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for and cost of contract exploration, development and construction services and equipment. Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays, or both. Increased costs were a significant factor in the decisions to suspend commissioning at Rock Creek and construction at Galore Creek and there can be no assurance that increased costs may not adversely affect the Company’s development of Donlin Creek and other properties.

Changes in the market price of gold and other metals, which in the past have fluctuated widely, affect the profitability of NovaGold’s operations and financial condition.

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from the Company’s mineral properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

  expectations with respect to the rate of inflation;
  the relative strength of the U.S. dollar and certain other currencies;
  interest rates;
  global or regional political or economic conditions, including interest rates and currency values;
  supply and demand for jewelry and industrial products containing metals; and
  sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

A decrease in the market price of gold and other metals could affect the Company’s ability to finance the development of the Donlin Creek, Rock Creek, Galore Creek and Nome Gold projects and the exploration and development of the Company’s other mineral properties, which would have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve.

Because NovaGold does not currently intend to use forward sale arrangements to protect against low commodity prices, NovaGold’s operating results are exposed to the impact of any significant drop in commodity prices.

The Company does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, NovaGold’s future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Company is producing, the Company would realize reduced revenues. While it is not the Company’s current intention to enter into forward sales arrangements, the Company is not restricted from entering into forward sales arrangements at a future date.

There can be no assurance that NovaGold will successfully acquire additional mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

NovaGold’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish ore reserves through drilling and metallurgical and other testing techniques;
  determine metal content and metallurgical recovery processes to extract metal from the ore; and
  construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

NovaGold may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on NovaGold.

The Company may make selected acquisitions in the future, with a focus on late-stage development projects. The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

  identifying acquisitions that fit NovaGold’s business strategy;
  negotiating acceptable terms with the seller of the business or property to be acquired; and
  obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:

  assimilating the operations of an acquired business or property in a timely and efficient manner;
  maintaining the Company’s financial and strategic focus while integrating the acquired business or property;
  implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and
  to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve a cash consideration. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on NovaGold. There can be no assurance that any future acquisitions will be successfully integrated into NovaGold’s existing operations.

Increased competition could adversely affect NovaGold’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

NovaGold may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage NovaGold’s growth effectively could have a material adverse effect on the Company’s business and financial condition.

The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests and the advancement of the Donlin Creek, Rock Creek, Galore Creek and Nome Gold projects, as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.

In addition, the Company anticipates that as it brings its mineral properties into production and as the Company acquires additional mineral rights, the Company will experience significant growth in its operations. The Company expects this growth to create new positions and responsibilities for management and technical personnel and to increase demands on its operating and financial systems. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Because NovaGold’s Galore Creek project is located in Canada and will have production costs incurred in Canadian dollars, while copper, gold and other metals are generally sold in United States dollars, the Galore Creek project results could be materially adversely affected by an appreciation of the Canadian dollar.

Gold and other metals are sold throughout the world principally in United States dollars. If NovaGold commences production on its Galore Creek project, its operating costs on the Galore Creek project will be incurred in Canadian dollars. As a result, any significant and sustained appreciation of the Canadian dollar against the United States dollar may materially increase NovaGold’s costs and reduce revenues, if any, on the Galore Creek project. NovaGold currently has no foreign exchange hedging contracts to offset currency fluctuations. As a result, NovaGold’s financial performance and forecasts may be significantly impacted by changes in foreign exchange rates.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Company has documented and tested, during the current fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). Commencing November 30, 2006, the end of the Company’s 2006 fiscal year, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. Management concluded that the Company’s internal control over financial reporting was ineffective as of November 30, 2007 due to a material weakness identified by its external auditors in the preparation and review of the U.S. GAAP reconciliation to Canadian GAAP, specifically in respect to project expenditures capitalized or expensed under U.S. GAAP. As at November 30, 2008, management concluded that the Company’s internal control over financial reporting was effective. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure control and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with Section 404 on an ongoing basis.

The Company is undergoing a de-listing review by the TSX.

As a consequence of relying upon the financial hardship exemption under Section 604(e) of the TSX Company Manual in connection with its US$60 million private placement of Units to Electrum which closed on January 22, 2009, the TSX has informed the Company that it has, in the ordinary course, commenced a de-listing review. Should the TSX determine that the Company’s common shares be delisted from the TSX, the Company may incur additional expense in contesting such decision. Should the Company be de-listed from the TSX, the resulting reduction in NovaGold’s liquidity may have a significant impact on the demand and price for NovaGold shares.

Acquiring, holding or disposing of NovaGold’s securities may have tax consequences under the laws of Canada and the United States that are not disclosed in this Annual Information Form and, in particular, potential investors should be aware that NovaGold may be a “passive foreign investment company” under the U.S. Internal Revenue Code and if it is or becomes a passive foreign investment company, there may be tax consequences for investors in the United States.

Acquiring, holding or disposing of NovaGold’s securities may have tax consequences under the laws of Canada and the United States that are not disclosed in this Annual Information Form. In particular, potential investors that are U.S. taxpayers should be aware that the Company may be considered a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If the Company is or becomes a PFIC, any gain recognized on the sale of common shares and any excess distributions paid on the common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy record-keeping requirements or that it will supply U.S. taxpayers with required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the common shares are marketable stock. A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such common shares.

Investors should consult their tax advisors as to the tax consequences of an investment in NovaGold.

NovaGold is a Canadian company and U.S. investors may have difficulty bringing actions and enforcing judgments under U.S. securities laws.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against NovaGold, its directors, its executive officers and some of the experts named in this Annual Information Form based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

ITEM 5 DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of 1,000,000,000 common shares without par value and 10,000,000 preferred shares, issuable in series.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors. Provisions as to the modification, amendment or variation of the rights attached to the common shares are contained in the Company’s articles of association and the Companies Act (Nova Scotia). Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 75% of the votes cast) and in certain cases approval by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights, in which event the resolution must be approved by no less than two-thirds of the votes cast by shareholders who vote in respect of the resolution.

Preferred Shares

The Company’s preferred shares may be issued from time to time in one or more series, the number of shares, designation, rights and restrictions of which will be determined by the Board of Directors of the Company. The preferred shares rank ahead of the common shares with respect to the payment of dividends and the payment of capital. There are no preferred shares outstanding at the date of this Annual Information Form.

Dividend Policy

The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s Board of Directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

ITEM 6 SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information – Canadian GAAP

Fiscal Years Ended November 30, 2008, 2007 and 2006 in $000’s except per share amounts:

	2008 $	(Restated) 2007 $	(Restated) 2006 $
Net revenues	4,270	6,911	8,093
Expenses and other items	(77,896)	(184,102)	(126,591)
Loss for the year	(194,972)	(109,043)	(105,558)
Loss per share – basic and diluted	(1.84)	(1.10)	(1.15)
Total assets	777,185	895,685	356,438
Total long term financial liabilities	(180,671)	(139,131)	(34,039)

Amounts have been restated to conform to a change in accounting policy. See Changes in accounting policies' in the Company's Management's Discussion and Analysis or note 2 of the consolidated financial statements for the year ended November 30, 2008, both of which are available on SEDAR at www.sedar.com.

Quarterly Information

In $000’s except per share amounts, for the fiscal quarters ended:

	11/30/08 $	8/31/08 $	5/31/08 $	2/29/08 $	11/30/07 $	8/31/07 $	5/31/07 $	2/28/07 $
Net revenues	856	1,427	275	1,712	1,730	2,173	1,946	1,062
Earnings (loss) for the quarter	(195,263)	818	(24,690)	24,163	(53,467)	(32,011)	(33,353)	9,788
Earnings (loss) per share - basic	(1.83)	0.01	(0.23)	0.23	(0.58)	(0.33)	(0.32)	0.09
Earnings (loss) per share - diluted	(1.83)	0.01	(0.23)	0.22	(0.58)	(0.33)	(0.32)	0.09

Fiscal quarters, prior to the quarter ended November 30, 2008, have all been restated to confirm to a change in accounting policy. See “Changes in accounting policies” in the Company’s Management’s Discussion and Analysis or note 2 of the consolidated financial statements for the year ended November 30, 2008, both of which are available on SEDAR at www.sedar.com.

ITEM 7 MARKET FOR SECURITIES

Common shares

The common shares of the Company are listed and posted for trading on The Toronto Stock Exchange (“TSX”) and the NYSE Alternext under the symbol “NG”. The Company traded on the American Stock Exchange (“AMEX”) until trading transferred to the NYSE Alternext when the NYSE Euronext completed its acquisition of AMEX. The Company believes that more than half its shares are beneficially owned by investors in the United States. The following tables set out the market price range and trading volumes of the Company’s common shares on the TSX and NYSE Alternext for the periods indicated.

Toronto Stock Exchange

			Volume
	High	Low	(no. of shares
Fiscal 2008(1)	($)	($)	in thousands)

November	4.19	0.48	16,841
October	7.16	2.55	9,073
September	7.79	4.45	10,586
August	8.99	6.44	5,804
July	10.00	7.00	7,596
June	8.82	7.11	3,737
May	8.82	7.16	5,478
April	8.44	6.85	5,694
March	11.70	7.41	11,288
February	11.64	10.03	6,650
January	12.38	7.75	14,114
December (2007)	9.85	5.90	11,102

AMEX / NYSE Alternext

			Volume
	High	Low	(no. of shares
Fiscal 2008(1)	(US$)	(US$)	in thousands)

November	3.64	0.37	40,314
October	6.75	2.00	24,527
September	7.50	4.17	22,636
August	8.76	6.02	16,619
July	9.95	6.86	27,020
June	8.64	7.01	10,700
May	8.95	6.99	12,439
April	8.37	6.76	16,837
March	11.89	7.25	35,046
February	11.97	9.86	20,624
January	12.38	7.81	41,553
December (2007)	9.82	5.87	37,131

Note:
(1) The Company’s fiscal year end is November 30.

Warrants

The Company issued, as part of a private placement from October 2003, 3,500,000 warrants each exercisable at $7.00 for one common share of the Company. These warrants were listed and posted for trading on the TSX under the symbol “NG.WT” but expired on October 1, 2008. The following table sets out the market price range and trading volumes of the Company’s warrants on the TSX until their expiry.

Warrants (“NG.WT”)
	High	Low	Volume
Fiscal 2008(1)	($)	($)	(in thousands)

September	0.76	0.01	2,231
August	1.95	0.25	235
July	3.27	0.80	338
June	2.15	0.83	62
May	2.30	1.33	257
April	2.35	1.22	190
March	5.10	1.94	137
February	5.10	3.90	114
January	6.78	2.80	300
December (2007)	4.18	1.55	308

Note:
(1) The Company’s fiscal year end is November 30.

On October 1, 2008, investors exercised warrants to purchase a total of 2,311,350 common shares, resulting in proceeds of approximately $16.2 million to NovaGold. The proceeds from the exercise of these warrants were used for general corporate purposes.

ITEM 8 DIRECTORS AND OFFICERS

All of the directors of the Company were elected at the annual general meeting of the Company held May 28, 2008, each of the directors holds office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed. The following table sets forth the name and municipality of residence, office held with the Company, date on which each first became a director (if applicable) and principal occupation during the last five years of each of the directors and officers of the Company as of February 20, 2009.

The following are the directors and officers of the Company:

Name and Municipality of
Residence	Office(s) Held	Principal Occupation	Director Since

Rick Van Nieuwenhuyse(1)	President, Chief Executive	President and Chief Executive	1999
British Columbia, Canada	Officer and Director	Officer of the Company

Robert J. (Don) MacDonald	Senior Vice President and Chief	Senior Vice President, Chief	-
British Columbia, Canada	Financial Officer	Financial Officer of the Company

Carl Gagnier(2)	Vice President, Operations	Executive Vice President of NovaGold Canada Inc. (2005-2008), General Manager, Minera Zaldivar	-
British Columbia, Canada		(2003–2004)

Joseph Piekenbrock	Vice President, Exploration	Vice President, Exploration of the	-
Colorado, USA		Company; Consultant (2002–2003)

Elaine Sanders	Vice President, Finance and	Vice President, Finance and	-
British Columbia, Canada	Corporate Secretary	Corporate Secretary of the
Company; Company Controller
(2003–2006)

Gregory Johnson	Vice President, Strategic	Vice President, Strategic	-
British Columbia, Canada	Development	Development of the Company

Sacha Iley	Vice President, Human	Vice President, Human Resources	-
British Columbia, Canada	Resources	of the Company; Human Resources
Manager of the Company (2006–
2007); Human Resources Manager,
Placer Dome (2003–2006)

Tony Giardini(3)	Director	Chief Financial Officer, Ivanhoe	2008
British Columbia, Canada		Mines Ltd. (2006–present); Vice
President & Treasurer, Placer
Dome Inc. (2003–2006)

Gerald J. McConnell(4)	Director	President and Chief Executive,	1984
Nova Scotia, Canada		Etruscan Resources Inc. (1990–
present)

Kalidas V. Madhavpeddi(3)	Director	CEO, Aurizon Resources (2008–	2007
Arizona, USA		2009); President, Azteca
Consulting LLC (2006–2009);
Senior Vice-President, Phelps
Dodge (2002–2006)

Clynton R. Nauman(1)	Director	Chief Executive Officer, Alexco	1999
Washington, USA		Resource Corp. and Asset Liability
Management Group ULC (2005–
present); President, Viceroy Gold
Corporation and Viceroy Minerals
Corporate (1998–2003); Director,
Viceroy Resource Corporation
(1998–2003)

James L. Philip(3)(4)	Director	President, Clan Chatton Finance	2003
British Columbia, Canada		Ltd. (2004 -present); Partner,
Morgan and Co., Chartered
Accountants (1981-2004)

(1)	Member of the Technical Committee.
(2)	Mr. Gagnier resigned from the Company effective December 31, 2008.
(3)	Member of the Audit and Corporate Governance Committee.
(4)	Member of the Compensation Committee.

As of February 20, 2009, the directors and officers of the Company beneficially owned or controlled, directly or indirectly, 2,122,518 common shares, being 1.2% of the total issued and outstanding common shares of the Company.

Cole E. McFarland, a director of the Company since 2001, passed away on July 21, 2008. Patrick G. Downey, a director of the Company since 2007, resigned effective November 24, 2008.

Corporate Governance

Audit and Corporate Governance Committee

National Instrument 52-110 – Audit Committees (“NI 52-110”) requires the Corporation to disclose annually in its AIF certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below.

Audit Committee Charter

The Corporation’s Audit and Corporate Governance Committee is governed by a charter, the text of which is available on SEDAR at www.sedar.com and is incorporated by reference herein.

Composition of the Audit and Corporate Governance Committee

The Corporation’s Audit and Corporate Governance Committee is comprised of Messrs. Philip (Chair), Giardini and Madhavpeddi. As defined in NI 52-110, each of the directors is considered to be “independent”) and “financially literate”. Biographies of each of the directors are included below.

Audit and Corporate Governance Committee Members’ Experience and Education

James Philip, CA (Chair)
Mr. Philip is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Philip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and managing partner in August 1993 until 2005. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients included a significant number of public companies in the mining resource sector. The services he provided his clients included assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Tony Giardini
Mr. Giardini is Chief Financial Officer of Ivanhoe Mines Ltd., an international mining company listed on the TSX and the NYSE, with operations focused in Central Asia and the Asia Pacific region. Prior to joining Ivanhoe, Mr. Giardini spent more than 10 years with Placer Dome Inc. as Vice-President and Treasurer, responsible for managing and overseeing the company’s debt and capital market activities, including managing banking relationships with US, Canadian and international banks. During his time at Placer Dome, Mr. Giardini led the financing team that raised in excess of US$1 billion in debt and equity financings. Mr. Giardini is a CA and CPA and spent 12 years with accounting firm KPMG prior to joining Placer Dome.

Kalidas Madhavpeddi
Mr. Madhavpeddi has over 25 years experience in business development, corporate strategy, global mergers and acquisitions, marketing, trading and sales. After over 25 years with Phelps Dodge, at that time the world’s largest publicly traded copper company, Mr. Madhavpeddi now works as President, Azteca Consulting LLC, an investment and advisory company to the mining industry. Mr. Madhavpeddi has held various executive positions at Phelps Dodge including Senior Vice President, Business Development, President, Phelps Dodge Wire and Cable Co., and Senior Vice President, Phelps Dodge Sales Company.

Pre-Approval Policies and Procedures

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting. All fees have been pre-approved since the adoption of this policy.

External Auditor Service Fees

The Auditors of the Corporation since May 22, 2002 have been PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”), 250 Howe Street, 7th Floor, Vancouver, British Columbia.

(a)           Audit Fees
The total fees billed by PWC in each of the last two fiscal years for audit services are as follows:

For the year ended November 30, 2008:	$608,650
For the year ended November 30, 2007:	$824,350

(b)           Audit Related Fees
The total fees billed by PWC in each of the last two fiscal years for assurance and related services by PWC that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under (a) are as follows:

For the year ended November 30, 2008:	$Nil
For the year ended November 30, 2007:	$Nil

(c)           Tax Fees
The total fees billed in each of the last two fiscal years for professional services rendered by PWC for tax compliance, tax advice and tax planning are as follows:

For the year ended November 30, 2008:	Nil
For the year ended November 30, 2007:	Nil

(d)           All Other Fees
The total fees billed in each of the last two fiscal years for products and services provided by PWC, other than the services reported under causes (a), (b) and (c) above are as follows:

For the year ended November 30, 2008:	$Nil
For the year ended November 30, 2007:	$26,970

Limitation of Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with Canadian and U.S. GAAP applicable rules and regulations. These are the responsibilities of management and the independent auditor.

Other Board Committees

The Board of Directors has also designated a Compensation Committee consisting of Messrs. McConnell, Giardini and Philip and a Safety, Environment and Sustainability Committee consisting of Messrs. Nauman, Van Nieuwenhuyse and Madhavpeddi.

All of the directors of the Company hold office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

Conflicts of Interest

To the knowledge of the Company as of the date of this Annual Information Form, no existing or potential conflicts of interest exist between the Company and any of its officers or directors other than as set forth below.

In 2008, the Company provided exploration and management services totaling $503,000 to Alexco Resource Corp. (“Alexco”), a related party having two common directors. Mr. Nauman is Alexco’s President and Chief Executive Officer and Mr. Van Nieuwenhuyse is a director of Alexco. In January 2009, NovaGold sold its interest in Alexco. See “General Development of the Business – Recent Developments – Financing – Sale of Marketable Securities”.

Mr. Van Nieuwenhuyse is a director on the board of Mantra Mining Inc. See “General Development of the Business – Recent Developments – Dispositions”.

ITEM 9 LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Litigation Regarding the Rock Creek Project

A group of individuals from Nome, Alaska filed a lawsuit against the U.S. Army Corps of Engineers (“Corps”) in mid-November 2006, alleging that the Corps issued the Section 404 permit for Rock Creek in violation of the governing legislation. Although neither NovaGold nor AGC were named as defendants, the Alaskan Court granted NovaGold’s motion to intervene in the case.

On December 7, 2006, the Corps announced that it was reviewing the Permit Evaluation and Decision Documents with regard to a permit issued on August 21, 2006 for NovaGold’s Rock Creek project, and suspended the permit while they completed the review. The Corps allowed NovaGold to continue work in uplands and areas previously disturbed. The permit was issued to NovaGold’s subsidiary, AGC, pursuant to Section 404 of the Clean Water Act, and authorized AGC to conduct dredging and fill operations at the Rock Creek and Big Hurrah sites. The original case was dismissed because the Corps suspended the permit.

After concluding its review, the Corps determined that the permit should be issued. Following re-issuance of the Permit Evaluation and Decision Documents in February 2007, the individuals who had launched the initial action filed a further lawsuit against the Corps again alleging that the Corps issued the Section 404 permit for Rock Creek in violation of the governing legislation.

On June 11, 2007, NovaGold announced that the United States District Court for the District of Alaska had concurred with the Corps that “the guidelines for issuance of permit under the Clean Water Act were considered and addressed by the Corps,” and denied a request for a temporary restraining order and preliminary injunction against the project. The plaintiffs have filed an appeal on the ruling to the United States Court of Appeals for the Ninth Circuit. When making is ruling in June, the Court acknowledged that considerable time, effort, and expense was incurred by NovaGold and its subsidiary, AGC, to minimize the environmental impact of its mining operations, plan for environmental restoration after the mining operation is completed and educate the public regarding the project. Indeed, the Court stated the “if the project proceeds as planned, it is likely that much of the land involved will be left in far better condition than it was when the project began.” The plaintiffs appealed the decision to the United States Ninth Circuit Court of Appeals.

On January 4, 2008, NovaGold announced that the United States Ninth Circuit Court of Appeals ruled in NovaGold’s favor on all counts regarding the appeal challenging the Clean Water Act permit for Rock Creek mine. The Ninth Circuit Court affirmed the June 2007 decision of the United States District Court for Alaska dismissing the lawsuit.

On February 15, 2008, the plaintiffs filed a petition for panel rehearing and rehearing en banc with the Ninth Circuit Court of Appeals. On April 30, 2008 the Appellate Court denied the plaintiffs’ motion for rehearing and affirmed its previous determination that project permits complied with law. This case has been dismissed and there is no opportunity for the plaintiffs to further appeal.

The decisions of the Courts acknowledged NovaGold’s commitment to operate its projects to the highest environmental and safety standards. The Courts noted the Company’s substantial efforts to mitigate environmental damage from historical mining in the region and to minimize the environmental footprint of the project as much as possible. Further recognition was given to the Company’s efforts to create environmental enhancement projects such as improved fish and bird habitat, which will benefit the regional environment for years to come. The Appellate Court also recognized NovaGold’s extensive cooperation with the U.S. Army Corps of Engineers during the permitting process, its extraordinary efforts to understand (and thus avoid) the environmental impacts of the project, and its significant efforts to provide information to the public. Finally, the Appellate Court noted that the project as designed would bring significant environmental and economic benefits to the community of Nome.

Litigation Regarding Galore Creek Disclosure

The Company, certain of its officers and directors, and Galore Creek Mining Corporation were named as defendants in a consolidated securities class action filed on December 22, 2008 in the United States District Court for the Southern District of New York. This complaint consolidates similar complaints filed on August 7, September 9, and November 21, 2008, respectively. The plaintiff alleges violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of alleged misstatements and omissions in various public statements and filings between October 25, 2006 and November 23, 2007, including the April 16, 2007 registration statement, concerning the Galore Creek property. The plaintiff seeks an unspecified amount of damages in an amount to be proven at trial. The Company disputes the allegations and intends to contest the action vigorously. There can be no assurance that these proceedings will be resolved in favor of NovaGold and an adverse outcome of this litigation may have a material adverse impact on our financial condition. See “Risk Factors”.

Other

NovaGold is subject to additional litigation arising from its business activities. See Note 11 “Commitments and contingencies” in the Company’s consolidated financial statements for the year ended November 30, 2008. NovaGold does not believe that any of this litigation will have a material adverse affect on the Company.

Regulatory Action

In 2008, the Rock Creek mine received various NOVs from various State of Alaska regulators relating to preventative measures for stormwater discharges and the tailings storage facility dam. The Rock Creek project has also been the subject of several liens. See “General Development of the Business – Recent Developments – Rock Creek”.

ITEM 10 TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company Inc. at its office in Denver, Colorado.

ITEM 11 MATERIAL CONTRACTS

The Company’s material contracts include:

  Unit Purchase Agreement dated December 31, 2008 between Electrum and NovaGold;

  Indenture dated as of March 26, 2008 between NovaGold and The Bank of New York (the “Indenture”) and Supplemental Indenture No. 1 dated as of March 26, 2008 to the Indenture between NovaGold and The Bank of New York providing for the issuance of the Notes;

  Limited Liability Company Agreement dated December 1, 2007 between Donlin Creek LLC, Barrick Gold U.S. Inc. and NovaGold Resources Alaska, Inc.;

  Galore Creek Partnership General Partnership Agreement dated August 1, 2007 between NovaGold Canada Inc., Teck Cominco Metals Ltd., Galore Creek Mining Corporation, NovaGold Resources Inc. and Teck Cominco Limited, the amendment thereto dated November 25, 2007, and the amendment thereto dated February 11, 2009.

ITEM 12 INTERESTS OF EXPERTS

Norwest Corporation, Sean Ennis, Bruce Davis, William Pennstrom, Jr., Ken Shinya, Kevin Francis, and Robert Sim, each being companies or persons who have prepared reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in total, less than one percent of the securities of the Company.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ITEM 13 ADDITIONAL INFORMATION

Additional information, including details as to directors' and officers' remuneration, principal holders of the Company's shares, options to purchase shares of the Company and certain other matters is contained in the Company's Management Information Circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company's comparative financial statements and related Management's Discussion and Analysis for its year ended November 30, 2008. Copies of the above and other disclosure documents may be examined and/or obtained on SEDAR at www.sedar.com.

The Company will provide to any person, upon request to the Secretary of the Company:

(a)

when securities of the Company are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

	(i)	one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)

one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

	(iv)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b)

at any other time, one copy of any other documents referred to in (a), (i) to (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.